SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of  Securities Exchange Act of 1934 (Amendment No. )

Filed by the Registrant |_| Filed by a Party other than the Registrant |X| Check the appropriate box: |X| Preliminary Proxy Statement |_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) |_| Definitive Proxy Statement |_| Definitive Additional Materials |_| Soliciting Material Pursuant to ss. 240.14a-12

THE ALASKA AIR GROUP, Inc. ("the Company-AAG") (Name of Registrant as Specified In Its Charter)

Stephen Nieman, Richard D. Foley, Robert C. Osborne MD, Terry K. Dayton, John Chevedden and Carl Olson (Name of Persons Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box): |X| No fee required |_| Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

1) Title of each class of securities to which transaction applies: Common Stock

2) Aggregate number of securities to which transaction applies: 27,182,129 shares

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined)

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. 1) Amount Previously Paid: 2) Form, Schedule or Registration Statement No.:

3) Filing Party: Steve Nieman, for the 2005 CHALLENGERS

4) Date Filed: April 19, 2005

TABLE OF CONTENTS OF THE CHALLENGERS' PRELIMINARY FORM OF PROXY OF ALASKA AIR GROUP, INC. ("the Company-AAG")

I. PRELIMINARY PROXY STATEMENT AND PRELIMINARY FORM OF PROXY

II. ANNUAL MEETING OF STOCKHOLDERS

III. BEGINNING OF CHALLENGER REMARKS

IV. EXPENSES

V. HOW WE PLAN TO SOLICIT

VI. WE PLAN FULL AND OPEN DISCLOSURE

VII. VOTING

a. What Am I Voting On?

b. How Do I Cast My Vote Using The Challengers' Proxy Card and Voting Instruction Form?

c. How Do I Cast My Vote Using The Company-AAG's Proxy Card and Voting Instruction Form?

d. You May Vote In Person At The Meeting

e. What If I Change My Mind After I Submit My Proxy?

VIII. INFORMATION ABOUT CHALLENGER NOMINEES

IX. PARTICIPANTS IN THE SOLICITATION

X. ELECTION OF DIRECTORS

a. Proposal No. 1 Election Of Directors

b. Further Matters

XI. SHAREHOLDER PROPOSALS

Proposal No. 2 REDEEM OR VOTE POISON PILL

Proposal No. 3 CONFIDENTIAL SHAREHOLDER VOTING

Proposal No. 4 CUMULATIVE VOTING

Proposal No. 5 ELECT EACH DIRECTOR ANNUALLY

Proposal No. 6 ADOPT SIMPLE MAJORITY VOTE WHEN AMENDING BYLAWS

Proposal No. 7 SIMPLE MAJORITY VOTE

Proposal No. 8 BALLOT ACCESS FOR DIRECTORS NOMINATED BY SHAREHOLDERS

Proposal No. 9 ESOP TO MAKE OUR COMPANY WORK BETTER

Proposal No. 10 TRUTH OR CONSEQUENCES WHEN BOARD IGNORES MAJORITY VOTES

Proposal No. 11 DISCLOSE POLITICAL CONTRIBUTIONS

XII. CONCLUDING REMARKS OF THE CHALLENGERS

XIII. PROXY CARD AND VOTING INSTRUCTION FORM

__________________________________________________________________________

I. PRELIMINARY PROXY STATEMENT AND PRELIMINARY FORM OF PROXY

SOLICITATION, VOTING AND REVOCATION OF PROXIES

Richard D. Foley, Stephen Nieman, Robert C. Osborne MD, Terry K. Dayton, John Chevedden, Carl Olson and Bill Davidge: THIS PROXY IS BEING SOLICITED ON BEHALF OF THE PARTICIPANTS AND NOT ON BEHALF OF THE COMPANY-AAG'S BOARD OF DIRECTORS. The approximate date that we will make our Definitive Proxy Statement and Form of Proxy available to shareholders will be sometime in April, 2005. This proxy statement and form of proxy are preliminary copies.

II. ANNUAL MEETING OF STOCKHOLDERS

Scheduled to be held at the William M. Allen Theatre at the Museum of Flight in Seattle, WA on Tuesday, May 17, 2005 at 2 p.m. For more details, please reference the Alaska Air Group, Inc. ("the Company-AAG's)" April 19, 2005 Preliminary Proxy statement on page 1.

Note: Please reference in its entirety the Company-AAG's April 19, 2005 Preliminary Proxy Statement at: http://www.sec.gov/Archives/edgar/data/766421/000095012405002497/v07125p2prer14a.htm/.

III. BEGINNING OF THE CHALLENGERS' REMARKS

Greetings to all Alaska Air Group, Inc. shareholders! If we may, allow us to introduce ourselves: We are Richard Foley, Steve Nieman, Dr. Robert Osborne, Terry Dayton, John Chevedden and Carl Olson. We are the CHALLENGERS for election to the board of directors of the Company-AAG. We are running against the incumbents nominated for re-election by the incumbent board. All six of us have consented to be named in the proxy materials. All six of us have agreed to accept nomination and to serve if elected. For more information on us, see VIII. INFORMATION ABOUT CHALLENGER NOMINEES and IX. PARTICIPANTS IN THE SOLICITATION.

The CHALLENGERS provide these proxy materials to enable you to exercise your right to vote for their election to the board of directors at the Company-AAG's 2005 Annual Shareholders Meeting.

Shareowner rights, corporate governance and corporate democracy have become subjects of much debate. The U.S. Securities and Exchange Commission ("SEC") continues to review proxy rules pursuant to its first announcement on April 14, 2003 that it will "Review Current Proxy Rules and Regulations to Improve Corporate Democracy" (see www.sec.gov).

We believe the existing proxy rules can be confusing, complex and to some degree open to opposing legal interpretation. However, within the range of legal choices management of a company can make, we think there are choices that are optimal and help the shareowners to have a better understanding of complex subjects. Similarly, there are choices, we believe, that are less than optimal. In our opinion, we feel that wherever alternatives are legally equal, the path that optimizes shareowner understanding should be the one selected.

Therefore, the CHALLENGERS, Richard D. Foley, Steve Nieman, Robert C. Osborne, MD, Terry K. Dayton, John Chevedden and Carl Olson are undertaking to provide you with this Proxy Statement and Proxy Card to enable you to vote for the CHALLENGERS who are running against the incumbents.

We believe that a fresh and innovative perspective is needed on the board of directors. We believe that management of the Company-AAG would benefit from the shareowners electing some of the six CHALLENGER candidates.

IV. EXPENSES

The total amount to be spent directly or indirectly will not exceed $500 in aggregate. As of April 16, 2005, the CHALLENGERS have spent $200. Contrary to customary practice and regardless the outcome of the vote, we have chosen not to seek reimbursement for this solicitation from the shareowners of the Company-AAG.

In many contests, if the CHALLENGERS win, they seek to have their expenses reimbursed by the company, such as duplicative mailings, etc. In our view such a practice causes the shareowners to pay twice for essentially the same thing. We plan limited printing and mailing by the U.S. Post Office or any other carrier. Electronic mail ("email") will be used to communicate with and contact some of the shareowners of the Company-AAG, such as institutional holders.

We will consider accepting donations (if offered) to help cover costs of our proxy contest. All such donations will be properly reported. Because we don't anticipate receiving donations amounting to any significant sum, we do not plan that any donors would join us in this solicitation. However, if anyone contributes in excess of $500, they will be deemed participants in our solicitation. We plan to file Definitive additional materials to disclose any information regarding additional participants (if any).

In 2003, the management of the Company-AAG, as was within its right to do, offered to mail our proxy statement and proxy card to all the shareholders. As this would have been a second mailing and a repeated cost of approximately forty to fifty thousand dollars that the CHALLENGERS would have had to pay, we chose to decline.

We believe that a more democratic system is a better system. We think that a proxy card and a 401(k) Voting Instruction Form, like any ballot in a democratic system, should contain the names of all qualified candidates. Further, like a regular election, the candidates should shoulder the costs of campaigning. This should apply for both incumbents and challengers.

V. HOW WE PLAN TO SOLICIT

The dedicated Internet web site www.votepal.com will be used for the purposes of conducting our solicitation. It will contain a downloadable/printable version of our Proxy Statement, Proxy Card and a Voting Instruction Form for 401(k) plan participants. The Proxy Card and Voting Instruction Form will not be available until we file a Definitive 14A with the SEC.

The web site www.votepal.com will provide email addresses, a telephone and fax number for shareholders to contact us. It will also reference the Company-AAG's proxy materials. For those who are unable to access the Internet at home or work, many public libraries offer free access to computers and the World Wide Web.

We will email the CHALLENGER Definitive Proxy Statement to any stockholder who requests it. We will send the email with an electronic "return receipt requested" and keep a record of these verifications to prove the stockholder received our proxy materials.

Shareholders can view a paper copy of our Definitive Proxy Statement, which will be available for viewing from 9:00 am to 5:00 pm Monday thru Friday until the date of the stockholders meeting on May 17, 2005 at two physical locations: 15204 NE 181st Loop, Brush Prairie, WA and 6040 N. Camino Arturo, Tucson, AZ.

We will upon certified request mail our proxy materials to shareholders who have exhausted all feasible means of accessing the Internet. Requests can be mailed to Steve Nieman, PO Box 602, Brush Prairie, WA 98606.

All access by any qualified stockholder(s) accessing the Challengers' Proxy Card or Voting Instruction Form on www.votepal.com will come through a link leading first to the Challengers' Proxy Statement. This furnishes our Proxy Statement to stockholders before accessing our proxy ballot to vote.

The Challengers' proxy can be mailed, sent electronically or carried to the meeting to be counted. If a shareholder votes our proxy card, certain contact information will be required to be filled in to correctly identify the stockholder and the shares he owns. Before an electronic proxy can be sent, certain information via "required fields" will be captured in the database of the ballot card.

We may use a "telephone tree technique" to ask shareholders if they would be willing to contact two or three other shareholders to convince them to view our web site. It is our intention to lawfully maximize the use of Internet communication tools. We will make ourselves available to all media interested in our efforts, and will strive to follow all legal guidelines, requirements and regulations.

Presently a large percentage of the Company-AAG's shares are held by institutional investors, therefore we expect to have little difficulty in contacting over 50% of the outstanding shares.

VI. WE FAVOR OPEN AND FULL DISCLOSURE

Starting in 2004, we continue to pursue our search for information through a Freedom of Information Act request ("FOIA") to the SEC in an attempt to obtain relevant documents in regards to private filings management of the Company-AAG has made with the Commission since the challengers first ran for board seats starting in 2003. This right is available to all stockholders.

We believe that the shareowners have the right to see all communications by the Company-AAG that is not competitively- sensitive in nature, such as management requests for no-action letters, expensive resources such as LexisNexis notwithstanding. We feel that FOIA requests are one way that all shareowners can have more complete access to more information. Management of the Company-AAG may not be withholding information from shareholders, but without using the resources of FOIA requests--how would anyone know?

We believe that the more transparent the system, the better return there will be on investment.

VII. VOTING

VII.a. What Am I Voting On?

You are being asked to vote for the election of four directors candidates from the offering of ten nominees and eleven stockholder proposals.

VII.b. How Do I Cast My Vote Using The CHALLENGERS' Proxy Card and Voting Instruction Form?

How common stock is possessed determines how it is voted. Employees of the Company-AAG can possess stock in three ways: as 401(k) plan participants; as beneficial owners including shares bought through the Company-AAG's payroll deduction plan called the Employee Stock Purchase Plan ("ESPP"); or as registered shareowners. In our Proxy Statement, the employee stockholders will be referred to as either "401(k) employee stockholders," "beneficial employee stockholders" or "registered employee stockholders."

Non-employees can possess stock only as beneficial or registered stockholders. This group will be referred to as either "beneficial" or "registered" "outside stockholders.")

From the Company-AAG's, April 19, 2005 Preliminary Proxy Statement, page 5) "...At the record date, 1,577,856 million shares were held in the trust for Alaska Air Group 401(k) plan participants. The Company's transfer agent, EquiServe, sent a proxy statement, an annual report and a voting instruction form to each participant who held shares through the Company's 401(k) plans at the record date."

The trustees will vote the shares in accordance with instructions received from participants. The Vanguard Group, Inc. ("Vanguard") will not vote shares for which no instructions were received. The Fidelity Institutional Retirement Services Company ("Fidelity") will also only vote shares for which instructions are indicated.

To allow sufficient time for voting by the trustee, voting instructions for 401(k) employee stockholders must be completed by May 11:59 p.m. Eastern Time on May 12, 2005 (See the Company-AAG's April 19, 2005 Preliminary Proxy Statement on pages 5.)

For both 401(k), beneficial and registered employee and outside stockholders, there is a Voter Control Number that can be obtained from either postal-mailed or emailed proxy materials from the Company-AAG or your banker or broker. This Voter Control Number is provided by either EquiServe, the transfer agent hired by the management of the Company-AAG for the 401(k) shares, or by ADP Automatic Data Processing, Inc. ("ADP"). ADP is an intermediary information processing and mailing agent used by stock exchanges for shareholders who own shares through bankers or brokers.

In 2003 and 2004, we received guidance from the staff of the SEC that the Commission would not object to stockholders writing their Voter Control Number received from management of the Company-AAG, a banker, or a broker, on our proxy cards.

Unfortunately, an additional step is required for beneficial employee stockholders and beneficial outside stockholders. They will need to request a letter of permission to vote their shares as they see fit, called a "legal form of proxy" which releases their shares to be voted by the beneficial owner and not the stockholder's banker or broker.

These legal forms of proxies need to be collected and sent to the Inspector of Elections or his designee(s) at the meeting. The CHALLENGERS are willing to assist stockholders in this regard. They can fax those proxy letters to (360) 666-6483 or mail to Box 602, Brush Prairie, WA 98606. Timeliness is important. If the legal form of proxy letter does not accompany the CHALLENGERS' proxy card, that vote might not be counted.

We are currently engaged in discussions with the New York Stock Exchange ("NYSE") regarding easier methods for stockholders to request and receive legal forms of proxies. We have suggested it be a simple link on the Home Page of brokerage houses' websites that a stockholder would click on and download their legal form of proxy in a matter of minutes. It could be then forwarded to the Inspector of Elections by email or fax. We will report in future SEC preliminary and definitive filings the outcomes of these discussions with the NYSE.

A reminder--shareholders are entitled to only one vote per share, and the later-dated proxy card, either by the CHALLENGER'S or the Company-AAG's, will count.

In order for all categories of stockholders to accurately identify themselves and enhance the potential that their proxy will be counted, they may voluntarily write in their Voter Control Number(s) on our proxy card and send it to us either electronically, by fax or postal mail according to instructions published on www.votepal.com. Don't forget your legal form of proxy letter. There is a possibility that if a shareholder uses the CHALLENGER proxy card, rather than the Company-AAG card, the votes on that card may not be counted.

Please remember if you are downloading and transmitting one of our proxy cards--FILL IN THE NECESSARY INFORMATION TO ACCURATELY IDENTIFY YOURSELF AND THE NUMBER OF SHARES YOU OWN TO VOTE, INCLUDING THE VOTER CONTROL NUMBER AND THE LEGAL FORM OF PROXY LETTER--AND SIGN IT.

WE CAN'T STRESS ENOUGH THE IMPORTANCE OF YOUR LEGAL FORM OF PROXY AND THE VOTER CONTROL NUMBER. Without it being properly included, your proxy ballot or Voting Instruction Form will not be a valid form of proxy and will not be counted.

Primarily, we will be offering and collecting our proxy cards electronically. On www.votepal.com, we will provide a proxy card in pdf and text format that interested shareholders can view and transmit via a secure web page, or download, fill in, sign and mail to Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483.

For 401(k) employee stockholders, you will have to vote via EquiServe to complete the requirement that the Vanguard and the Fidelity trustees be notified of your voting instructions. This must be completed by May 11:59 p.m. Eastern Time on May 12, 2005 (See the Company-AAG's April 19, 2005 Preliminary Proxy Statement on page 5 under the heading "May I vote in person at the meeting?" and "How are shares voted that are held in a company 401(k) plan?").

However, since our candidates have been withheld from the Company-AAG's Voting Instruction Form (see the Company-AAG's April 19, 2005 Preliminary Proxy Statement on page 58 (our names were also withheld in years 2003 and 2004, which was never explained by Company-AAG management), 401(k) employee stockholders will need to VOTE A VOTING INSTRUCTION FORM THAT WILL BE AVAILABLE PROBABLY ONLY ON WWW.VOTEPAL.COM. Please note that the management of the Company-AAG is not required to include the names of the CHALLENGER nominees on the 401(k) employee stockholders' Voting Instruction Form.

In 2003 and 2004, Putnam Fiduciary Trust Company ("Putnam"), the 401(k) plan administrator prior to Vanguard, agreed to permit the voting of voting instructions by plan participants for the CHALLENGER candidates using their Proxy Card available on www.votepal.com.

We are in the process of endeavoring to obtain the applicable information and procedure from Vanguard and Fidelity, which are the designated, directed-trustees. When further information becomes available, we will file additional Preliminary or Definitive material to amend our Proxy Statement with the SEC to advise stockholders. We will also publish this information on www.votepal.com.

This is what the Voting Instruction Form looked like last year from the then-directed trustee Putnam:

IMPORTANT NOTICE TO 401(k) PLAN PARTICIPANTS:

If you are a participant in the Alaska Air Group, Inc. Alaskasaver Plan, the Alaska Airlines, Inc., COPS, MRP & Dispatch 401(k) Plan, the Alaska Airlines, Inc., Flight Attendant 401(k) Plan, or the Horizon Air Savings Investment Plan (together, the "Plans"), you have the right to direct Putnam Fiduciary Trust Company as trustee of the Plans to vote any shares of Alaska Air Group, Inc. stock credited to your account under the Plans. You may provide instructions by completing the proxy card found on this website (www.votepal.com) and mailing it to:

Alaska Air Group, Inc.
c/o EquiServe Trust Company, N.A., Proxy Services
P.O. Box 8694
Edison, NJ 08818-8694

Please include the voting control number from the proxy card you received from EquiServe for your Plan shares and write at the top of the proxy card "401(k) Shares".

This address should be used only to provide voting instructions for shares held in your Plan account. It should not be used for proxies on shares you own directly.

All voting instructions must be received by the close of business on May 13, 2004.

EquiServe will forward any challenger proxy cards it receives by May 13, 2004 to PFTC for tabulation. Once these cards have been tabulated and validated, PFTC will then vote the shares as directed by the participants.

If you have any additional questions or concerns regarding this matter, please call Jennifer Proffit at 1-800-685-6474, extension 12330.

VII.c. How Do I Cast My Vote Using The Company-AAG's Proxy Card and Voting Instruction Form?

For 401(k) employee stockholders, you will have to vote via EquiServe to complete the requirement that the Vanguard and Fidelity trustees be notified of your voting instructions. This must be completed by May 11:59 p.m. Eastern Time on May 12, 2005 (See the Company-AAG's April 19, 2005 Preliminary Proxy Statement on pages 5.)

However, since our candidates have been withheld from the Company-AAG's 2005 Voting Instruction Form (see the Company-AAG's April 19, 2005 Preliminary Proxy Statement on page 58; our names were also withheld in years 2003 and 2004, which was never explained by Company-AAG management), 401(k) employee stockholders will need to VOTE A VOTING INSTRUCTION FORM THAT WILL BE AVAILABLE PROBABLY ONLY ON WWW.VOTEPAL.COM. Please note that the management of the Company-AAG is not required to include the names of the CHALLENGER nominees on the employee stockholders' Voting Instruction Form.

However, there are three (3) other actions employee stockholders can take to ensure their votes are counted in the manner they wish and in time: (1) As soon as the Company-AAG files its Definitive Proxy Statement with the SEC, you can print out the last page (page 58), check "Withheld From All Nominees" and write in by hand the names of the CHALLENGER nominees you wish to vote for. Be sure to include your Voting Control Number if voting in this manner; (2) If your proxy materials from the-Company AAG were mailed, you can check "Withheld From All Nominees" and write in by hand the names of the CHALLENGER nominees you wish to vote for; (3) If you received your Voting Instruction Form electronically, you will need to print out the form and then check "Withheld From All Nominees" and write in by hand the names of the CHALLENGER nominees you wish to vote for. This voting method can be used to vote any combination of a total of four nominees out of the ten who are running.

Then mail the form to the address that was used last year printed above.

In 2003 and 2004, Putnam, the 401(k) plan administrator prior to Vanguard, agreed to permit the voting of voting instructions by plan participants for the CHALLENGER candidates using their Proxy Card available on www.votepal.com.

We are in the process of endeavoring to obtain the applicable information and procedure from Vanguard and Fidelity, which are the designated, directed-trustees. When further information becomes available, we will file additional Preliminary or Definitive material to amend our Proxy Statement with the SEC to advise stockholders. We will also publish this information on www.votepal.com. A copy of last year's Voting Instruction Form from Putnam is printed above.

For beneficial outside stockholders, since our candidates have been withheld from the Company-AAG's proxy card--see the Company-AAG's April 19, 2005 Preliminary Proxy Statement on page 56 (our names were also withheld in years 2003 and 2004, which was never explained by Company-AAG management)--beneficial outside stockholders can do the following: (Please note that the management of the Company-AAG is not required to include the names of the CHALLENGER nominees on the employee stockholders' Voting Instruction Form.)

A beneficial outside stockholder who wishes to vote for CHALLENGER candidates using the Company-AAG's proxy card may check "Withhold" for each of the incumbent company nominees and write in by hand the names of the CHALLENGER nominees the stockholder wishes to vote for. Then mail the card to the address your banker or broker directs you.

For those beneficial outside stockholders who receive their proxy materials electronically, you will need to print out the proxy card, check "Withhold" for each of the incumbent company nominees and write in by hand the names of the CHALLENGER nominees that you wish to vote for. Then mail the card to the address your banker or broker directs you. This voting method can be used to vote any combination of a total of four nominees out of the ten who are running.

Unfortunately, currently there is no way to electronically pencil "write in" CHALLENGER candidates on an electronic ballot and have it properly voted, a situation we are working to rectify with EquiServe Trust Company, N.A. We will report on progress made in this area in future Preliminary and Definitive filings with the SEC so stockholders can be promptly notified.

You can always, however, vote electronically for the CHALLENGERS using their electronic proxy card soon to be available on www.votepal.com/. It will have a data field that you can "write-in" any legal SEC candidate in this contest you want.

We assert that since proxy cards mailed to beneficial owners come from their banker or broker and not the Company-AAG--that those proxy cards MUST contain the CHALLENGERS' names and a link to the CHALLENGERS' proxy card at www.votepal.com/. A failure to do that would dictate that those bankers and brokers are soliciting proxies just for the Company-AAG, and should be required to make all necessary filings with the SEC in the Company-AAG's Proxy Statement as Participants in the Company-AAG's Solicitation.

Remember: the management of the Company-AAG is under no obligation to require that all candidates and all shareholder proposals are listed on the Company-AAG's proxy card.

For beneficial outside stockholders, to enhance the potential that your proxy for the CHALLENGERS will be properly counted, we ask that you accurately identify yourselves by voluntarily writing in your Voter Control Number(s) on our proxy card, and send it to us either electronically, by fax or postal mail according to instructions published on www.votepal.com.

WE CAN'T STRESS ENOUGH THE IMPORTANCE OF YOUR LEGAL FORM OF PROXY LETTER AND THE VOTER CONTROL NUMBER. Without it being properly included, your proxy will not be a valid form of proxy and will probably not be counted. The generally accepted practice is that the most recently-dated legal proxy will be the one counted.

VII.d. You May Vote In Person At The Meeting

We plan to have extra copies of our Proxy Statement and Proxy Card available for those shareholders at the shareholders meeting who have been unable to download copies of them from the Internet. For employee and outside stockholders, if you hold your beneficial shares through a bank or broker, you must CONTACT THEM TO RECEIVE FROM THEM A LEGAL FORM OF PROXY, and bring the legal proxy with you in order to vote at the meeting.

To enhance the probability that your vote will be counted for the CHALLENGERS, you will need to voluntarily write in the Voter Control Number on our Proxy Card that we will supply you at the meeting, check the names of your selections for election, and/or mark your choices regarding the proposals, and deliver that completed proxy to the Inspector of Elections or his appointee(s) at the meeting.

401(k) employee stockholders cannot vote their voting instructions at the shareholders meeting. 401(k) employee stockholders, as beneficial holders of such shares held in trust, must give directions to the trustee(s), the record holders of such shares, on how to vote their shares in advance of the meeting by properly returning their Voting Instruction Form. That deadline has been established as May 12, 2005 (see page 5 of the Company-AAG's April 19, 2005 Preliminary Proxy Statement).

Some of the reasons for this state of affairs regarding stockholders being able to vote for the CHALLENGERS (or not) is due to the choice we made not to do a regular postal mailing. HOWEVER, WE BELIEVE THAT ALL STOCKHOLDERS SHOULD BE ENTITLED TO THE LEAST COSTLY AND SIMPLEST METHOD OF OBTAINING A LEGAL FORM OF PROXY TO VOTE FOR THE CANDIDATES OF THEIR CHOICE. THE INTERNET IS ONE OF THOSE RESOURCES, WHICH WE ARE UTILIZING.

The law of Delaware, under which the Company-AAG is incorporated, specifically permits electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the Inspector(s) of Election can determine that it was authorized by the stockholder. (General Corporation Law of the State of Delaware, Section 212(c).)

In general there is some disagreement on whether electronically transmitted proxies are valid and lawful where a state of a "contested election" has been declared. The CHALLENGERS position on this is that we have no objection to electronic proxy voting. In the past, we have discussed this with management of the Company-AAG, and indicated our willingness to participate in developing a viable method to maximize the convenience for all stockholders to vote, and maximize the ease and accuracy of the tabulation of the proxy votes. Our position is that the determination of a contested election exists when the Company-AAG and the CHALLENGERS have filed accordingly with the SEC.

We understand that in the past the NYSE did not agree with positions like ours. It has maintained that challengers have to do a mailing to all shareholders who hold their shares in street name through banks, brokers or other intermediaries. In our proxy contest in 2003, the NYSE said we would have to do a mailing, which was substantiated by an April 30, 2003 fax that we sent to the NYSE and the Commission contesting this decision. We can only view such a position that the NYSE took as being wrong on two counts. We feel: (1) this decision should be made by the participants and the SEC--not by intermediaries; and (2) to be forced to pay for an essentially duplicative mailing wastes time and resources.

In 2004, we contacted the NYSE regarding the position it will take in reference to our 2004 proxy contest. On April 28, 2004, we received a telephone call from Mr. Stephen Walsh of the NYSE. He said the NYSE had not changed its position in the last year, and would not classify our solicitation in 2004 as a "contest."

We note that in the August 2004 10Q SEC filing, the management of the AAG did not count the "broker vote." We believe the management of the company was correct in this regard, and we commend its establishment of this precedent which benefits its shareholders.

VII.e. What If I Change My Mind After I Submit My Proxy?

If the CHALLENGER'S proxy card is signed with a voting direction indicated, the proxy will be voted according to the direction given. If no direction is given with respect to a proposal, the proxy will be voted as follows with respect to any such proposal (listed in the order of presentation and using the same numbering as the Company-AAG's proxy materials on page 39 of its 2005 Preliminary Proxy Statement for comparison): FOR CHALLENGER director candidates Richard D. Foley, Stephen Nieman, Robert C. Osborne MD, Terry K. Dayton, John Chevedden and Carl Olson--in that order--and FOR proposals 2 through 11.

Before the polls close at the meeting, you may revoke your proxy and change your vote by submitting a later-dated proxy. Before the day of the meeting, you may do this by contacting the CHALLENGERS via fax at (360) 666-6483, toll free phone call at 1-866-2-vote-us (1-866-286-8387) or email to help@votepal.com.

Referencing the Company-AAG's April 19, 2005 Preliminary Proxy statement on page 4 under the heading What if I change my mind after I submit my proxy?:--"You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by: voting again by telephone or on the Internet (your latest telephone or Internet proxy is counted); signing another proxy card with a later date; or voting again at the meeting. (If you hold your shares through a broker, you must bring a legal proxy in order to vote at the meeting.)

If you are a registered stockholder, you may obtain a new proxy card by contacting the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168; telephone 206-392-5131. If your shares are held by a broker or a bank, you may obtain a new voting instruction by contacting your broker or bank. If your shares are held by one of the Company's 401(k) retirement plans or employee stock purchase plans, you may obtain a new voting instruction by contacting the trustee of such plans. You may obtain information about how to contact the trustee from the Company's Corporate Secretary. If you sign and date the proxy card or voting instruction and submit it in accordance with the accompanying instructions and in a timely manner, your first proxy card or voting instructions will be revoked and your choices on the proxy card or voting instruction will be voted as you instruct."

VIII. INFORMATION ABOUT CHALLENGER NOMINEES

Mr. Richard De Wayne Foley, 58; retired 32-year railroad conductor and President of The Foley Group. Mr. Steve Nieman, 52; pilot for Horizon Air since 1978. Robert C. Osborne, M.D., 59; physician in private practice. Mr. Terry K. Dayton, 49, communications agent for Horizon Air since 1985. Mr. John Chevedden, 58; business analyst. Mr. Carl Olson, 60; business manager and adjunct professor of college accounting. For more information, see IX. PARTICIPANTS IN THE SOLICITATION below.

Mr. Nieman and Mr. Foley became acquainted with each other through membership in CESJ, the Center for Economic and Social Justice, a non-profit organization promoting stakeholder ownership among other advocacies.

Mr. Nieman traveled to Tucson, Arizona in March 2002. Mr. Foley introduced Mr. Nieman to Robert C. Osborne, MD during this visit. Sharing similar interests in worker ownership, these three men agreed to work to build a resource of information and assistance to promote responsible exercise of worker ownership shareholder rights. Under that premise, they formed OUR (Ownership Union), which was certified by the U.S. Dept. of Labor in June 2002. OUR is neither a party to, nor an associate in or participant in the solicitation.

In the fall of 2002 at the request of Mr. Nieman, Dr. Osborne and Mr. Foley agreed to accept nomination for election to the board of directors of the Company-AAG in 2003. They also agreed to accept nomination for election in 2004. Mr. Dayton agreed to join the slate in April, 2004. In August 2004, Mr. John Chevedden, and in Oct. 2004, Mr. Carl Olson agreed to join the six-man slate to run for director seats available in 2005.

IX. PARTICIPANTS IN THE SOLICITATION

Richard D. Foley, Steve Nieman, Robert C. Osborne MD, Terry K. Dayton, John Chevedden, Carl Olson and Bill Davidge are participants in the solicitation. Neither Mr. Foley, Dr. Osborne nor Mr. Olson owns any of the Company-AAG's stock.

As of Nov. 15, 2004, Mr. Nieman owned approximately 300 shares of the Company-AAG's stock.

As of Nov. 15, 2004, Mr. Dayton owned a total of approximately 900 shares of the Company-AAG's stock.

As of Sept. 1, 2004, Mr. Chevedden owns a total of 200 shares of the Company-AAG's stock.

As of March 15, 2005, 1,600 shares Mr. Bill Davidge owned a total of 1,600 shares.

Neither Steve Nieman, Richard Foley, Dr. Osborne, Terry Dayton, John Chevedden, Carl Olson nor Bill Davidge has any family relationship with any of the officers or directors of the Company-AAG, nor are they parties to, or in any way involved in any securities litigation involving the Company-AAG or any other registrant. None of them are promoters or control persons. None of them have been in involved in any bankruptcy petitions or proceedings. None of them have been involved in any type of transaction or any other type of business relationship with the Company-AAG, other than Mr. Nieman's employment as a pilot, Mr. Dayton's employment as a communication agent with Horizon Air, and Mr. Davidge's as an aircraft mechanic. None of them have been involved in any solicitation of any registrant within the last five years, other than the 2003 and 2004 solicitation at the AAG (with the exception of Mr. Chevedden and Mr. Olson). None of them have received any payment or income, other than Mr. Nieman's, Mr. Dayton's and Mr. Davidge's within the normal course of their regular employment.

RICHARD DE WAYNE FOLEY

6040 N. Camino Arturo Tucson, AZ 85718

Phone: (520) 742-5168

President & CEO. The Foley Group ("TFG") November 1989 to present.

Principal business: Consulting; Shareholder services & computer mapping. TFG was incorporated in November 1989. Please note that TFG has no corporate involvement with any shareholder actions at the Company-AAG; nor are any of its officers, workers or associates in the Company-AAG. Mr. Foley and TFG own no shares of the Company-AAG either beneficially or in any other manner; nor do they have any business relationships, past, existing or contemplated with the AAG; nor any purchase or ownership, the voting of any proxies, or the withholding of any proxies of the Company-AAG's stock.

Founder of OUR (Ownership Union), and serves as Chairman. OUR is a registered federal labor union started in 2002. Address: Box 602, Brush Prairie, WA 98606

Mr. Foley has not been convicted in a criminal proceeding.

Note: Mr. Foley has agreed to endeavor to assist several worker shareholders of the Company-AAG, including Steve Nieman, Terry Dayton and Bill Davidge in the exercise of their shareholder rights to make proposals, and to serve as a communication coordinator for these shareholders. In every instance of this assistance, the individual shareholder retained full control of the action of the exercise of their shareholder rights. In no case or instance has there been any contract or agreement wherein Mr. Foley would be paid or receive any compensation of any kind by or from any of these shareholders or any other parties. The limited proxy by these shareholders did not include any voting rights, and it was limited to assisting in the preparing and presentation of shareholder proposals to the Company-AAG, and follow up with any necessary revisions. With the exception of Mr. Nieman, Mr. Dayton and Mr. Davidge, none of the other shareholders assisted by Mr. Foley are associated in any way with this contest or any solicitation of proxies for votes at the Company-AAG's 2005 annual meeting and election of directors.

STEVE NIEMAN

Pilot for Horizon Air since December 1978.

Address: Horizon Air 8070 N.E. Air Trans Way, Portland, OR 97218

Home Address: 15204 NE 181st Loop, Brush Prairie, WA 98606 Phone: (360) 687-3187

Founder and President of OUR (Ownership Union), which is a registered U.S. federal labor union started in 2002. Address: Box 602, Brush Prairie, WA 98606

Mr. Nieman has not been convicted in a criminal proceeding.

Mr. Nieman is acquainted with many worker shareowners of the registrant. Mr. Nieman is associated with Dr. Osborne and Richard D. Foley in non-profit organizations only.

Steve Nieman is not a "significant employee" of the Company- AAG as described in the SEC regulations S-K.

ROBERT C. OSBORNE MD

Principle business: Osborne Anesthesia Services

Address: 800 N. Swan Rd. Suite 114 Tucson, AZ 85711

Phone (520) 319-2093

Robert C. Osborne, M.D., is a Board Certified Anesthesiologist who has been practicing medicine in Arizona since 1977. He is Board Eligible in Pain Medicine and was an associate of the Pain Medicine Center at Tucson General Hospital.

Dr. Osborne graduated from George Washington University Medical School in 1970. He served in the United States Navy as a Senior Flight Surgeon for the U.S. Marine Corps until 1975. He completed his residency at the University of California at San Diego. Dr. Osborne established the first dedicated Obstetrical Anesthesia Service in Tucson in 1977.

Founder of OUR (Ownership Union), and Secretary/Treasurer. OUR is a registered federal labor union started in 2002. Address: Box 602, Brush Prairie, WA 98606

Mr. Osborne has not been convicted in a criminal proceeding.

TERRY K. DAYTON

Communications agent in Spokane, WA for Horizon Air since 1985.

Address: Horizon Air 8070 N.E. Air Trans Way, Portland, OR 97218

Home Address: 10510 E. 6th Avenue, Spokane Valley, WA 99206 Phone (509) 922-2531

Member of the OUR (Ownership Union).

Mr. Dayton has not been convicted in a criminal proceeding.

Mr. Dayton is acquainted with many worker shareholders of the registrant.

Terry Dayton is not a "significant employee" of the Company- AAG as described in the SEC regulations S-K.

JOHN CHEVEDDEN

Corporate Governance Business Analyst.

Home Address: 2215 Nelson Ave. No. 205 Redondo Beach, CA 90278 Phone (310) 371-7872.

Member of the OUR (Ownership Union).

Mr. Chevedden has not been convicted in a criminal proceeding.

CARL OLSON

Involved as a business manager and adjunct professor of college accounting since 1991.

Home Address: PO Box 6102, Woodland Hills, CA 91365

Phone: (818) 223-8080

Member of the OUR (Ownership Union).

Mr. Olson has not been convicted in a criminal proceeding.

WILLIAM DAVIDGE

Aircraft mechanic in Portland, OR for Horizon Air since 1986.

Address: Horizon Air 8070 N.E. Air Trans Way, Portland, OR 97218

Home Address: 51439 EM Watts Road, Scappoose, OR 97056

Phone: (503) 543-5161

Mr. Davidge has not been convicted in a criminal proceeding.

Mr. Davidge is acquainted with many worker shareholders of the registrant.

Bill Davidge is not a "significant employee" of the Company- AAG as described in the SEC regulations S-K.

X. ELECTION OF DIRECTORS

For additional information on the following proposal(s), we direct you to the Company-AAG's April 19, 2005 Preliminary Proxy Statement pages.

X.a. Proposal No. 1 Election Of Directors

The CHALLENGER candidates have consented to be named in this proxy, and to serve if elected. The CHALLENGER nominees are:

Mr. Richard De Wayne Foley; Mr. Stephen Nieman; Robert C. Osborne, MD; Terry K. Dayton; John Chevedden; and Carl Olson

The AAG's Board of Director nominees are published on pages 9-10 of the Company-AAG's April 19, 2005 Preliminary Proxy Statement.

In the election of directors, the nominees who receive the highest number of FOR votes will be elected (see the Company-AAG's April 19, 2005 Preliminary Proxy Statement page 6.)

You may vote FOR, AGAINST or you may WITHHOLD authority to vote for each nominee for director.

X.b. Further Matters

Because they are privy to information regarding this solicitation that other shareholders are not, there might be some who feel it would be improper for Mr. Foley, Dr. Osborne, and Mr. Olson to buy stock. Therefore, they will wait until after the shareholders meeting to possibly purchase shares.

We reference this because we believe it expresses the essence of the goal for why we put forth the effort to bring these proxy materials to the shareholders. We believe that the workers have not only their money invested in the Company-AAG, but also their lives. We believe that the relationship between workers and the management of the Company-AAG must be enhanced by providing flexibility through transparency and teaming with customers and outside stockowners.

Ownership-sharing of productive capital assets represented by ownership of securities instruments such as common stock, could lower ever-climbing fixed costs covering employee compensation and benefits. These lower fixed hourly-wage costs could be supplemented by variable income from other capital sources, such as a payout of profit sharing, employee performance bonuses, dividends on stock, as well as appreciation of the share price. Additionally, we support direct ownership by active, strategic participants of the company's major income-producing assets such as its airliners through leveraged financing.

If part of the CHALLENGER slate is elected, we will occupy a minority of the board, and will have to convince the majority as to the viability of our plans outlined briefly above. There is no assurance that we will be able to successfully carry out what we advocate and foresee for the future.

If the CHALLENGERS are not elected, they plan to continue to exercise their First Amendment rights of free speech regarding beliefs they hold. The CHALLENGERS support growing alliances between stockowners, workers and customers.

XI. SHAREHOLDER PROPOSALS

We believe we have complied with the Company-AAG's Bylaws, Article II Meeting of Stockholders, Section 9 Proper Business for Stockholders' Meetings by filing all of our proposals with the Corporate Secretary by the Feb. 12, 2005 deadline.

To the best of our judgment and/or opinion of Delaware law, all of the proposals should be considered binding.

Since the proposals deal with the right of shareholders to propose and approve binding changes to the company-AAG's bylaws, we quote below a legal opinion from an article that first appeared in the Bank and Corporate Governance Law Reporter, Volume 32, No. 3 in May 2004. This article from hereafter will be referred to in our proxy statement as "WhoOwns":

Further note: We believe that the shareholders of this company have the right to change its bylaws at any lawful time and manner. We believe Delaware law, the Company-AAG's Restated Certification of Incorporation and Bylaws empowers the board of directors to complete its solemn duty: 1) To comply with the general desires of the shareholders as expressed by their lawful vote, and; 2) To implement the will of the shareholders expressed through a majority vote to change the bylaws in the manner specified in the following properly presented proposals (see WhoOwns).

Further, should the Company-AAG's board and management decide to ignore qualifying vote(s) on these proposals, litigation might be required by the shareholders, who in a sense would be forced to sue their own board to require it to abide by their democratic will to carry out the changes they lawfully demand.

We acknowledge the possibility that some argument could be presented contrary to our opinion. We cannot know if any shareholders would step forward in such circumstances that might develop as described above, nor are we (or any of the proposalists or candidates) promising to bring any such action, nor can we predict that such an action would be determined to favor generally or specifically with our opinion. We also realize the propriety of mandatory bylaws may have to ultimately be decided by the Delaware courts. We direct the shareholder to the WhoOwns for a more complete discussion of this general issue.

Mandatory Bylaws Are Permitted Under Delaware Law:
An Argument in Favor of Shareholders' Rights
by Jay W. Eisenhofer and Michael J. Barry

Introduction

For years, shareholder activists have attempted to effect corporate governance reforms through the adoption of bylaws that require a company's board of directors to take certain actions, or to refrain from certain conduct. These so-called "mandatory bylaws," however, have become the subject of significant controversy as part of a long-standing struggle for control between the shareholders, who own publicly traded companies, and the companies' boards of directors, which are statutorily charged with the companies' day-to-day management. As a leader in corporate law, Delaware often has been the forum where such battles have been fought.(1) Over the past several years, commentators examining the subject generally have agreed that a mandatory bylaw impacting the management of a corporation would be declared improper under Delaware law. We disagree and believe that existing case law may be distinguished, and suggest that commentators have misinterpreted Delaware law. Moreover, in the notorious battle between Hollinger International, Inc. and that company's former Chairman and chief executive Conrad Black, Vice Chancellor Strine of the Delaware Court of Chancery recently refused to accept the corporation's argument that certain bylaws adopted by Black as Hollinger's controlling shareholder were invalid because they interfered with the board's managerial authority.(2) Thus, shareholders may have been deterred unnecessarily by the Securities and Exchange Commission ("SEC") from filing mandatory bylaw proposals on governance-related issues that indisputably are proper.

The first part of this article will summarize the SEC's "No-Action" procedure, the initial, and in most cases insurmountable, hurdle for mandatory bylaw proposals. Any bylaw that an individual shareholder wants to submit through the company's proxy statement for consideration and vote by all of the shareholders of a corporation must be reviewed by the SEC for approval. The SEC, purporting to interpret and apply state law, typically rejects mandatory bylaws on the grounds that they are either "inconsistent with state law" or because they affect the "ordinary business" of the company. Accordingly, many mandatory bylaws are struck down by the SEC without ever being seen by the shareholders. We submit that the SEC's interpretations are, in fact, inconsistent with Delaware law, and that the SEC's rejection of mandatory bylaws has done a grave disservice to the investing public.

The second part of this article summarizes Delaware law and how, in our opinion, it has been misinterpreted as providing a blanket restriction against mandatory bylaws. We submit that, properly read, Delaware law expressly contemplates shareholder-sponsored bylaws that directly affect the management of the business and affairs of a corporation.

I. Federal Law

Most shareholder-sponsored bylaws never see the light of day. Usually, it is prohibitively expensive for an individual shareholder to bear the cost of launching his or her own proxy contest, and thus most shareholders submit proposed bylaws to the company for inclusion in the company's own proxy materials that are sent to all of the shareholders. The obstacle presented by this approach, however, is that companies can seek permission from the SEC to exclude shareholder proposals from their proxy statements under certain circumstances. If the SEC agrees with the company, it issues what's called a "No Action" letter, meaning that the SEC states that it will not recommend any enforcement action against the company if the shareholder proposal is excluded. Thus, and typically in cases of controversial mandatory bylaws, the SEC holds what is, in essence, a veto power that prevents novel shareholder sponsored bylaws from ever being considered by the company's stockholders. Accordingly, in our analysis of mandatory bylaws, our inquiry begins with the SEC's "No-Action" procedure - the locus of trench warfare over shareholders' efforts to submit proposed bylaws for shareholder approval.

A. SEC "No-Action" Procedure--Where Most Battles Are Fought

Congress has delegated to the SEC the task of regulating proxy solicitations and thereby regulating one important avenue of management's communication with shareholders. Section 14(a) of the Securities Exchange Act of 1934 ("1934 Act") renders unlawful the solicitation of proxies in violation of the SEC's rules and regulations, which are codified at 17 C.F.R. 240.14a-l et seq. Section 14(a) and the SEC's implementing regulations seek "to prevent management or others from obtaining authorization for corporate action by means of deceptive or inadequate disclosure in proxy solicitation."

SEC Rule 14a-8 (4) addresses the procedures for submitting shareholder proposals, prescribes when a company must include a shareholder's proposal in the company's proxy statement, and lists the circumstances under which a shareholder proposal may be excluded by the company. When a company objects to the inclusion of a proposal and wishes to omit it from the company's proxy statement, the company must file with the SEC (1) a copy of the proposal, (2) any statement in support of the proposal submitted by the proponent, and (3) a statement of "the reasons why the [company] deems such omission to be proper in the particular case."(5) Procedurally, Rule 14a-8(b)(1) requires, among other things, that to be eligible to submit a proposal, the shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year prior to the date on which the [shareholder] submitted the proposal".(6)

If the SEC agrees with the company, it issues a letter indicating that it will not recommend an enforcement action against the company if it excludes the shareholder proposal from the corporation's proxy statement. Once in receipt of this "No-Action" letter, companies generally refuse to submit a shareholder-sponsored proposal for consideration in the company's proxy statement, and the proposal dies at that point without ever having been seen by the other shareholders of the company.

Rule 14a-8 includes provisions that permit the company to exclude certain shareholder proposals from the proxy based on the subject matter of the proposals. Specifically, in question-and-answer format, the Rule lists thirteen grounds upon which a company may rely to exclude a shareholder proposal from the company's proxy.(7) The SEC frequently permits the exclusion of shareholder proposals seeking the adoption of mandatory bylaws, which direct board action, under three of these exceptions: subsection (i)(1), which permits the exclusion of proposals that relate to subjects that "are not a proper subject for action" under laws of the company's state of incorporation(8); subsection (i)(2), which permits the exclusion of proposals that, if implemented, would cause the corporation to violate applicable state or foreign law(9); and subsection (i)(7) which permits the exclusion of proposals involving the "ordinary business" (i.e. management) of the corporation.(10) The exclusion of mandatory bylaw proposals under these exceptions, however, arises from the SEC's erroneous application of state law principles.

1. Inconsistent with State Law

Rule 14a-8(i)(I) provides that a corporation may exclude a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.(11) Similarly, Rule 14a-8(i)(II) provides that a corporation may exclude a shareholder proposal "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."(12) Applying these so-called "state law" exclusions, the SEC has stated that companies bear the burden of proof in justifying the exclusion of shareholder proposals, and requires companies relying on these exclusions to provide an opinion of counsel explaining how the proposal violates state law.(13) In practice, however, the SEC has used these exclusions as a bar to mandatory bylaws proposed by shareholders.(14)

In 1976, the SEC added an interpretative note to the state law exclusion explaining the SEC's belief that, under subsection (i)(l), shareholder proposals that purport to direct a board of directors to take certain action generally violate state law and may be excluded on that basis alone:

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by share-holders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

The SEC's interpretation in this regard is confirmed in the SEC's public release announcing the adoption of the 1976 changes to Rule 14a-8. In that release, the SEC explained its belief that most state corporate codes delegate the responsibility for managing the "business and affairs" of a corporation to the board of directors. According to the SEC, "[u]nder such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.(15) "On the other hand," the SEC observed, "proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders."(16) Based on this exclusion, the SEC routinely has permitted companies to exclude shareholder proposals advocating the adoption of bylaws that would direct a company's board to take certain actions, or to refrain from taking certain actions, unless the proposal is rephrased as a request instead of a command.(17)

In 1993, the California Public Employees' Retirement System ("CalPERS") sought to introduce a proposal to the shareholders of Pennzoil Corporation that would have established a three-member shareholder committee to review the activities of Pennzoil's board of directors and to prepare an annual report to the shareholders to be included in the company's yearly proxy statement. Relying on an opinion from a Delaware firm, the SEC determined that "a by-law provision authorizing the expenditure of corporate funds, effected by shareholders without any concurring action by the Board of Directors, is inconsistent with Section 141(a) of the Delaware General Corporation Law unless otherwise provided in the company's certificate of incorporation or the Delaware General Corporation Law.(18) Further, when CalPERS asked the SEC to reconsider its decision in that regard, the SEC determined that such a proposal would be "inconsistent" with Delaware law even if it was rephrased as a request that the directors themselves adopt a bylaw establishing the shareholder committee, because the bylaw would purport to restrict the directors' ability to repeal it.(19) The SEC stated:

The staff has reconsidered its position and has determined that even if the proposal is made precatory, there is a substantial question as to whether, under Delaware law, the directors may adopt a by-law provision that specifies that it may be amended only by shareholders. We take this position notwithstanding the fact that the Company's restated certificate of incorporation authorizing the directors to make, alter, amend or repeal the by-laws, specifically authorizes the by-laws to limit the authority of directors to make, alter, amend or repeal the by-laws. Therefore, given the questionable validity of such a by-law amendment, the proposal docs not appear to be a proper subject for shareholder action under state law.(20)

In response to a request for a No-Action letter from General DataComm Industries, however, the SEC backed off from its decision in Pennzoil. In the fall of 1998, General DataComm requested a No-Action letter permitting the company to exclude a shareholder proposal for a mandatory bylaw amendment to prohibit the repricing of stock options without shareholder approval. Specifically, the company made two arguments of relevance here: (i) that the repricing of stock options was within the "ordinary business" of the corporation and thus the proposal was improper under Rule 14a-8(i)(7), and (ii) that the proposal was improper under state law and excludable under 14a-8(i)(1) because the repricing of options was not a proper subject for shareholders to address through the bylaws.(21) The SEC rejected the request. First, the SEC determined that "widespread public debate concerning option repricing" and "increasing recognition that [option repricing] raises significant policy issues," precluded any finding that option repricing was within the "ordinary business" of the corporation.(22) Second, noting the lack of any "compelling state law precedent," the SEC determined "not to express any view with respect to the application of rule 14a-8(i)(I) to the proposal."(23)

Since General DataComm, the SEC has appeared to change position yet again, to accept the argument that mandatory bylaws run afoul of state corporate law. For example, in February of 2000, Novell, Inc, sought a No-Action letter from the SEC permitting it to exclude from its proxy materials a shareholder proposal pursuant to which the shareholders would amend the company's bylaws to preclude the adoption of any "poison pill" shareholders' rights plan without prior shareholder approval. Specifically, the company presented an opinion from a Delaware law firm that such a bylaw, if implemented, would be an improper subject for shareholder action under Rule 14a-8(i)(1) because "it purports to delegate to shareholders authority over a rights plan which Delaware law provides is within the exclusive province of the Company's board of directors.(24) Without citing a single case to support its point, the Delaware firm baldly pronounced that "[t]he Proposal would require the Company to redeem the rights or terminate its rights plan and prohibit it from adopting another such plan without stockholder approval. These matters are clearly within the purview of the Board under Section 141(a), which cannot be circumvented by a by-law. Accordingly, the Proposal is not a proper subject for action by the stockholders of the Company and, if implemented, would violate Delaware law.(25) Blindly accepting the representation of the company's Delaware counsel, the SEC agreed, stating: "[t]here appears to be some basis for your view that Novell may exclude the proposal under rule 14a-8(i)(1). We note that in the opinion of your Delaware counsel, Morris, Nichols, Arsht & Tunnell, implementation of the proposal would be an improper subject for shareholder action under Delaware law.(26)

The SEC accepted a similar argument in February 2003, from Advocat Inc. Advocat Inc. sought a No-Action letter permitting the exclusion of a proposal (albeit not a proposed bylaw) requiring the termination of a shareholders' rights ("poison pill") plan.(27) Although the SEC rejected the company's argument that the decision to maintain a poison pill was the exclusive province of management under Delaware law,(28) it nonetheless determined that the company could exclude the proposal unless it was rephrased as a request instead of a command. (29)

The SEC has applied a similar interpretation of Rule 14a-8(i)(2). Based on its observation that state law generally delegates managerial authority to a company's board of directors, the SEC has permitted the exclusion of shareholder proposals that, if implemented, would encroach on the alleged "right" of the directors to manage the corporation, even if phrased as precatory resolutions. For example, the SEC permitted Mattel, Inc. to exclude a shareholder proposal that requested the company to adopt a bylaw which, if implemented, would require shareholder approval for the company to adopt or maintain any poison pill shareholder rights plan.(30) Specifically, Mattel's Delaware counsel argued that any restriction on the directors' supposed "right" to adopt and implement stock option plans must be included in the company's certificate of incorporation--not the bylaws. Thus, Mattel's lawyers argued, any attempt by the shareholders to restrict the directors' ability to implement stock option plans through bylaws would improperly impinge on the directors' managerial responsibilities under Delaware law.(31) The SEC agreed.(32)

2. "Ordinary Business"

The second exclusion relied upon to exclude shareholder proposals advocating the adoption of mandatory bylaws is SEC Rule 14a-8(i)(7), the so-called "ordinary business" exception. Rule 14a-8(i)(7) permits the company to exclude shareholder proposals that relate to "Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.(33) The Rule does not define the term "ordinary business operations," but generally speaking, day-to-day issues constitute "ordinary business," while other matters, such as those affecting corporate policy, executive compensation, the accounting treatment for stock options, takeover defenses and dividends, do not. For example, the SEC has refused to exclude shareholder proposals advocating bylaws that relate to compensation of senior management,(34) certain employment matters,(35) accounting,(36) dividends,(37) shareholders' rights plans(38) the overall business plan of a corporation,(39) or societal and environmental concerns.(40) In contrast, the SEC has allowed the exclusion of shareholder proposals addressing compensation issues for the general workforce of a corporation, employee evaluations,(41) production supplies,(42) and the selection of an independent auditor.(43)

The ordinary business exclusion was adopted as part of the SEC's amendments to the proxy rules in 1954, in order to clarify the general proposition that determining whether a given proposal is a "proper subject" for shareholder action essentially turns on an interpretation of the law of the company's state of incorporation.(44) Shortly after the "ordinary business" exclusion (then identified as "Rule X-14A-8") was adopted, the SEC explained its purpose to Congress as follows:

The policy motivating the Commission in adopting the rule... is basically the same as the underlying policy of most State corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings... While Rule X-14A-8 does not require that the ordinary business operations be determined on the basis of State law, the premise of Rule X-14A-8 is that the propriety of .... proposals for inclusion in the proxy statement is to be determined in general by the law of the Stale of incorporation. . . Consistency with this premise requires that the phrase 'ordinary business operations' in Rule X-J4A-8 have the meaning attributed to it under applicable State law. To hold otherwise would be to introduce into the rule the possibility of endless and narrow interpretations based on no ascertainable standards.(45)

Once again, the "ordinary business" exclusion of Rule 14a-8(i)(7), like the "state law" exclusions of Rules 14a-8(i)(1) and (2), therefore, turns on the proper application of the law of the corporation's home state.(46) In this regard, the "ordinary business" exclusion of Rule 14a-8(i)(7) should be interpreted as the substantive equivalent of Rules 14a-8(i)(1) and (2) in that it purports to permit the exclusion of certain shareholder proposals which, if implemented, would violate state law provisions that delegate managerial authority over a corporation's daily operations to the board of directors.(47) Put another way, if subsection (i)(7) of Rule 14a-8 is designed to mirror state laws that delegate managerial (or "ordinary business") responsibility to the board of directors, the SEC's "state law" exclusion in subsections (i)(1) and (i)(2) should be considered duplicative. Each provision is intended to preclude shareholder proposals that, if adopted, would violate state law's delegation of managerial authority to the board of directors.

The SEC, however, has interpreted the subsections slightly differently. Typically, the SEC has interpreted subsection (i)(7) as precluding only shareholder proposals that pertain to day-to-day management, and has permitted such proposals that relate to "extraordinary matters," even if unquestionably managerial in nature.(48) For example, in 1987, the SEC refused to permit Santa Fe Southern Pacific Corporation to exclude a shareholder proposal that "recommended" that the board redeem rights issued under a poison pill, specifically rejecting the company's argument that the adoption of a poison pill was within the "ordinary business" of the corporation: "This Division does not concur in your view as to the applicability of Rule 14a-8(c)(7) [the 'ordinary business' exception] to the proposal. Accordingly, we do not believe that the Company may rely on Rule 14a-8(c)(7) as a basis for omitting the proposal.'(49) The SEC's application of the "ordinary business" exception in this regard, therefore, stands in marked contrast to its application of the state law exceptions discussed above. Although the SEC correctly recognizes that defensive mechanisms such as poison pill shareholders rights plans are not within the "ordinary business" of a corporation, it nonetheless has permitted the exclusion of mandatory bylaw proposals addressing such plans based on the reasoning that such a bylaw, if adopted, would run afoul of state law.(50)

However, the SEC's view of what constitutes "ordinary business" under subsection (i)(7) is very expansive. The SEC consistently has permitted companies to exclude shareholder proposals that would establish rules for the conduct or locations of the annual meeting, regardless of whether the proposal advocates the adoption of a bylaw or merely a resolution by the shareholders, and without regard to the law of the subject company's state of incorporation.(51)

Thus, applying a restrictive view of Delaware law and its own notions of what constitutes the "ordinary business" of corporations, the SEC bas excluded proposals on subjects that the SEC deems to be within the managerial province of the directors Further, the SEC consistently has required shareholder proposals to be phrased as requests, reasoning that a commands by the shareholders to directors somehow improperly restrict the directors' managerial discretion. Finally, the SEC has determined that some areas - such as general employee compensation - are simply "off limits" to shareholders, and may not be addressed even through precatory bylaw amendments. In so applying this view of Delaware law, the SEC has effectively emasculated mandatory shareholder bylaw proposals and has unfairly impaired a significant aspect of the shareholder franchise. In this regard, the SEC is simply wrong. The following section explains why, properly interpreted, a shareholder proposal that advocates the adoption of a bylaw that either requires or precludes board action is perfectly acceptable under Delaware law.

II. DELAWARE LAW

A. Bylaws

"The power to make and amend the bylaws of a corporation has long been recognized as an inherent feature of the corporate structure."(52) The bylaws of a corporation are "the self-imposed rules and regulations deemed expedient for... the... convenient functioning" of the corporation.(53) Under Delaware law, bylaws are subordinate to the certificate of incorporation and statutory law,(54) and must be reasonable in their application.(55) In its 1976 interpretative release, the SEC itself acknowledged that the typical state corporate code gives the board the responsibility for managing the business of the corporation "absent a specific provision to the contrary in... the corporation's... by-laws."(56) Determining whether a shareholder-sponsored bylaw is permissible, therefore, involves balancing the statutory rights of the shareholders to adopt bylaws against the statutory obligation of the directors to manage the business of the corporation. One commentator explained this debate as follows:

Shareholders have recently begun presenting proposals to amend company bylaws through a binding shareholder vote.

The validity of these proposals has been a hotly contested issue between management and shareholder groups, especially with regard to the redemption of poison pill anti-takeover defenses. State corporate law generally grants shareholders the unilateral right to amend corporate bylaws. The grant of similar powers to the board of directors in a company's articles of incorporation or bylaws usually does not divest this right, although a charter provision may explicitly deny shareholders the power to initiate a bylaw amendment. State law usually has not imposed express limits on the substance of corporate bylaws or shareholder-initiated amendments to the bylaws. Thus, shareholders arguably may address through bylaw amendments any aspect of the business or affairs of the corporation or the respective rights and powers of the board and shareholders that is not barred explicitly by state law or the corporation's certificate of incorporation. At some point, however, this broad shareholder power to adopt or amend corporate bylaws must yield to the board's authority to manage the business and affairs of the corporation. The problem becomes one of drawing the exact line between the respective authorities of directors and shareholders under the relevant state law.(57)

The DGCL does not in fact draw any line restricting the ability of shareholders to directly affect the management of their corporations. Indeed, those courts that have addressed the issue have been less inclined than the SEC to accept corporations' arguments that the delegation of managerial authority to directors necessarily restricts the ability of shareholders to adopt bylaws. In International Brotherhood of Teamsters General Fund v. Fleming Companies, Inc.,(58) the Oklahoma court, applying Oklahoma law (which is substantially similar to Delaware law), held that shareholders could enact a bylaw that required shareholder approval for implementation of any shareholders rights plan. The court reasoned that Ok1ahoma's corporate code (like the Delaware General Corporation Law ("DGCL")) provides that "the corporation" may adopt rights plans, but does not specifically limit such authority to the "board of directors."(59) Thus, the court held, because shareholders may adopt bylaws, shareholders may adopt bylaws that restrict the corporation' s ability to implement shareholder rights plans.(60)

The Fleming decision has been heavily criticized, with critics of shareholder activism suggesting that the case was wrongly decided and would not withstand scrutiny under Delaware law.(61) In General DataComm Indus. Inc. v. State of Wisconsin Investment Board,(62) however, the Court of Chancery expressly noted that the question of whether shareholders may restrict directors' managerial authority bas not been resolved by any Delaware court.(63) Most recently, in Hollinger Int'l v. Black, the Court of Chancery suggested in dicta that shareholders may adopt bylaws that "pervasively and strictly regulate the process by which boards act, subject to the constraints of equity."(64)

Similarly, courts have not hesitated to apply state law in interpreting the "ordinary business" exclusion, and have reversed the SEC when its interpretations are at odds with established case law. In Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.,(65) for example, the court, relying upon the 1976 Interpretive Release standard and Delaware law, refused to defer to an SEC No-Action Letter stating that Wal-Mart could exclude from its proxy materials a shareholder proposal requiring the company to prepare and distribute reports about its equal employment opportunity and affirmative action policies, because the proposal involved substantial policy considerations rather than day-to-day employment matters.(66)

As explained below, Delaware law does not, in fact, place any restriction on the subject matter of shareholder sponsored bylaws, and does not, in any respect, require that bylaws proposed by the shareholders be precatory in nature.

1. Section 109

Section 109 of the DGCL provides that the shareholders of a corporation have the authority to adopt or amend the corporation's bylaws: "After a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote..."(67) Moreover, even though the certificate of incorporation may extend this right to the board of directors, "[t]he fact that such power bas been so conferred upon the directors or governing body, as the case may be, shall not divest the stockholders or members of the power, nor limit their power to adopt, amend or repeal bylaws."(68) Thus, the DGCL is clear that it is within the shareholders' authority to adopt bylaws for the corporation.

Section 109(b) imposes the only limitations on the subject matter of bylaws. It states as follows:

(b) The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.(69)

Section 109(b), then, clearly authorizes bylaws "relating to the business of the corporation" or "the conduct of its affairs". Whether a bylaw relating to the "business or affairs" of a corporation would withstand scrutiny, therefore, depends on whether the bylaw is inconsistent with the certificate of incorporation or inconsistent with law. This is hardly an unusual proposition. In Hollinger, for example, the Court of Chancery noted as follows:

Stockholders are invested by 109 with a statutory right to adopt bylaws. By its plain terms 109 provides stockholders with a broad right to adopt bylaws 'relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.' This grant of authority is subject to the limitation that the bylaws may not conflict with the law or the certificate of incorporation.(70)

Without reference to a particular certificate of incorporation, therefore, the shareholders' statutory right to adopt bylaws is constrained only by applicable law and principles of equity.

2. Other Sections of the DGCL Authorizing Bylaws

The DGCL specifically authorizes bylaws on many subjects.. Under Section 141, bylaws may regulate the size of the board, establish director qualifications, specific quorum and voting requirements, and regulate board committees.(71) Likewise, Section 142 permits bylaws to specify the number, titles, and duties of officers, prescribe the method for choosing officers and their terms, and establish the rules for filling vacancies in any office.(72) And under Sections 211 and 212, bylaws may specify the date and time of shareholder meetings, establish the quorum and vote requirements for action at such meetings, and authorize persons other than the board of directors, including shareholders, to call special meetings.(73) Shareholder resolutions proposing a binding bylaw on many subjects have been upheld by the Delaware courts. For example, in Franz, the Supreme Court of Delaware upheld a bylaw adopted by a majority shareholder that required attendance of all directors for a quorum and unanimous director approval for any board action.(74)

3. Section 141(a)

Under Section 141(a) of the DGCL, the responsibility for the management of the business and affairs of the corporation is delegated to the board of directors. Section 141(a) provides as follows:

The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.(75)

Delaware courts have interpreted Section 141(a) as constituting a statutory delegation of managerial(76) authority to the board of directors: "It is elementary that under Delaware law, the directors of a corporation rather than its shareholders manage the business and affairs of the corporation."(77) Indeed, in Quickturn Design Systems v. Shapiro,(78) the Delaware Supreme Court suggested that any limitations on the board of directors' statutory authority to manage the affairs of the corporation must be contained in the certificate of incorporation: "One of the most basic tenets of Delaware corporate law is that the board of directors bas the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation."(79) Seizing upon this language, commentators generally agree that any attempt by shareholders to affect the management of the "business or affairs" of the corporation by bylaw would conflict with Section 141(a) and would be invalid.(80)

B. Delaware Law Does Not Preclude Mandatory Shareholder-Sponsored Bylaws

As previously discussed, the DGCL specifically authorizes bylaws on many subjects and at least some shareholder bylaws have been explicitly and implicitly upheld by Delaware courts, Commentators have suggested that shareholder-adopted bylaws in many areas should withstand scrutiny even if Quickturn may be applied to bar bylaws in certain cases involving "management."(81) Nonetheless, the SEC's hostility to mandatory bylaw proposals may have persuaded shareholders that even these types of bylaws are improper. Yet, not only are some - in the areas discussed above - clearly proper, but the arguments made about the application of Quickturn do not stand up under scrutiny.

First, there is no provision in the DGCL that requires all bylaws be precatory, and the SEC's creation of a "precatory" requirement under Rule 14a-8(i)(I) bas no basis in state law.(82) The proper focus should be on the subject matter of the proposed shareholder action, and whether a particular proposal runs afoul of state law is not resolved simply based on whether the shareholder proposal is phrased in precatory or mandatory terms.

Second, the language in Quickturn that "any limitation on the board's authority be set out in the certificate of incorporation" is pure dictum. Quickturn involved a challenge to a so-called dead-hand poison pill. A dead-hand poison pill provides that only the members of the board when the pill was adopted, or their designated successors, may vote to redeem the rights issued thereunder, The Court in Quickturn held that directors lacked the authority to restrict the judgment of subsequent members of the board, and therefore the dead-hand provision was unlawful. Thus, the issue in Quickturn was not the propriety of a bylaw, let alone a shareholder bylaw.(83) Indeed, one Delaware Court specifically has noted that Quickturn did not resolve the issue of the validity of binding shareholder bylaws under Delaware law.(84)

Third, the argument that shareholder-adopted bylaws affecting the management of a corporation would be deemed invalid depends on the proposition that Section l09(b) is constrained by Section 141(a), and that Section 141(a) provides an absolute delegation of managerial authority to directors. Under this analysis, the language in Section 109(b) that a bylaw may contain "any provision, not inconsistent with law" refers to and is restricted by the language in Section 141(a), which delegates to the board of directors the authority to manage the "business and affairs" of the corporation.(85) This reading perceives a conflict between the two statutes and decides, somewhat arbitrarily, that the provisions of Section 141(a) necessarily trump the language of Section 109(b).

It is, however, possible to interpret the two sections so they are consistent with each other. Indeed, statutes "must not be construed in isolation but must be read in pari materia with related statutes... [and] [i]n attempting to reconcile inconsistencies between the several statutes literal or perceived interpretations which yield mischievous or absurd results are to be avoided."(86) We believe that an appropriate reading of Section 141(a) does not necessarily prohibit shareholders from exercising their rights under Section 109 to adopt bylaws that directly affect the "business and affairs" of the corporation.

1. It is well established that shareholder action may affect the management of the corporation.

The first flaw in the argument against shareholder adopted mandatory bylaws is that it fails to acknowledge the indisputable point that shareholders, in fact, call affect the management of the corporation. In Lehrman v. Cohen,(87) for example, the court observed that there is no problem with shareholders delegating managerial authority through the certificate of incorporation:

It is well settled, of course, as a general principle, that directors may not delegate their duty to manage the corporate enterprise. But there is no conflict with that principle where, as here, the delegation of duty, if any, is made not by the directors but by stockholder action under' 141(0), via the certificate of incorporation.(88)

Indeed, the Delaware Supreme Court acknowledged as much in Quickturn: "Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation."(89) And in Hollinger, the Court of Chancery observed that in the hierarchy of corporate governance, bylaws trump resolutions of the board of directors.(90) The question, then, is not whether shareholder action may direct the "business and affairs" of a corporation, because certainly it can. The only question is how. Thus, the premise that Section 141(a) provides an absolute, ironclad delegation of managerial authority to the board of directors is incorrect.

2. Section 141(a) explicitly provides that the board of directors' responsibility for management of the corporation may be restricted as otherwise provided in the DGCL.

The second, more obvious flaw in with the argument against mandatory shareholder-adopted bylaws is that it ignores the plain terms of the relevant statute. Section 141(a) provides that the board of directors has the authority to manage the affairs of the corporation "except as may be otherwise provided in this chapter or in its certificate of incorporation."(91) Because Section 109 specifically allows the shareholders to enact bylaws "relating to the business of the corporation [or] the conduct of its affairs,"(92) and because Section 109 of the DGCL is in the same "Chapter" as Section 141(a), there is no conflict between the statutes and no need to elevate one statute over the other. Indeed, under a plain reading of the statutes, it appears that shareholders should be entitled to enact bylaws that address "business and affairs" of a corporation, and thus "otherwise" restrict the board of directors' responsibilities to do so.

The only Delaware court that appears to have addressed this issue agreed. In Hollinger v. Black, the controlling shareholder of a publicly traded corporation executed a written consent adopting bylaws that purported to limit the board's ability to implement anti-takeover devices, as part of an effort to force a sale favored by the majority shareholder. The Court of Chancery ultimately struck the bylaws as being patently inequitable, but in doing so specifically rejected the company's argument that the bylaws somehow violated Section 141.(93)

Nevertheless, several commentators and practitioners have argued that shareholders may not use bylaws to affect the management of a corporation, despite Section 141 (a)' s explicit terms restricting the board' s managerial responsibility "as may be otherwise provided in this chapter or [the] certificate of incorporation." Indeed, even in Hollinger, the Court of Chancery noted that "there has been much scholarly debate about the extent to which bylaws can - consistent with the general grant of managerial authority to the board in 141(a) -limit the scope of managerial freedom a board has[.]"(94) Professor Lawrence A. Hamermesh, of the University of Delaware's Widener School of Law, for example, has argued as follows: "When Section 141(a) refers to limitations on board authority 'provided in this chapter,' it does not refer to all by-laws that could conceivably be adopted pursuant to the general authority conferred by section 109(b). Rather, section 141(a) is more naturally read to refer to statutes that address its specific subject matter--the allocation of managerial power to the board of directors - and which clearly and explicitly depart from that allocation by providing for management by persons other than directors."(95) Other commentators and practitioners have agreed, suggesting (without any textual or legal support) that Section 141(a)'s supposed delegation of managerial authority to the directors may be restricted by the shareholders "as otherwise provided in this chapter" only in context of close corporations.(96) This theory is convincing, and tortures the plain language of the statute.

First, Title 8 of the Delaware Code, entitled "Corporations" is divided into three chapters.(98) Chapter 1 is the General Corporation Law, or the "DGCL." The DGCL, in turn, is divided into 17 subchapters. (99) Section 109 is contained in "Subchapter I. Formation;" Section 141(a) is contained in "Subchapter IV. Directors and Officers." Both sections, however, are contained within "Chapter 1. General Corporation Law."

Professor Hamermesh's argument that the reference to "this chapter" in Section 141(a) must be read as limited to provisions relating to "the allocation of managerial power to the board of directors" ignores the fact that only "Subchapter IV" relates to director and officer authority. Had the legislature intended Section 141(a)'s reference to "this chapter" to be limited to "Subchapter IV," it presumable would have said so. Indeed, even within the DGCL where the legislature intended to limit a statute's application to a particular subchapter, it plainly expressed that intent.(100) In fact, Delaware has at least 1,486 statutes in which the legislature referred to a specific subchapter within the Delaware Code.(101) This calls into question Professor Hamermesh's suggestion that a more "natural reading" of Section 141(a) limits the term "this chapter" to "this subchapter" There is absolutely no textual support for the suggestion that Section 141(a) provides an absolute ironclad delegation of managerial authority to directors that may not be modified by the shareholders through their ability to amend a company's bylaws pursuant to Section 109. To argue otherwise improperly twists the language of Section 141(a).

Second, there is no support in Delaware caselaw for the proposition that a board's managerial authority may not be constrained by the shareholders' right to adopt and amend bylaws. Although Delaware courts repeatedly have observed that the directors are statutorily authorized to manage the day-to-day operations of a company,(102) never has any Delaware court ruled that the shareholders' right to adopt and amend bylaws under Section 109 is somehow constrained by the managerial responsibilities that are delegated to the directors under Section 141(a). Indeed, the Court of Chancery's observation in General DataComm,(103) confirmed that the question of whether shareholders may restrict directors' managerial authority has not been resolved by any Delaware court.(104) And the Court of Chancery's refusal to strike the shareholder adopted by laws in Hollinger as violative of the directors' managerial responsibilities (105) demonstrates that the shareholders' right to adopt bylaws is not constrained by Section 141(a). Thus, any suggestion that Delaware law necessarily precludes shareholder-adopted bylaws that affect the management of a corporation is simply wrong.(106)

3. Shareholder adopted bylaws should not implicate concerns relating to directors' abandonment of their fiduciary duties to the corporation.

One possible way to reconcile the apparent conflict between the statutes, and to distinguish the case law that is relied upon by those opposed to shareholder adopted bylaws, is to distinguish between the concepts of delegation and abdication. Most Delaware cases addressing the scope of the managerial responsibility of the board of directors have been in the context of directors' improperly delegating or abandoning that responsibility or restricting the ability of future boards to act in accordance with their fiduciary duties.(107)

Indeed, in Rosenblatt v. Getty Oil Co,(108) the Court of Chancery explained that the problem with such cases was that the directors improperly abdicated their fiduciary duties to the corporation: "In each such case, the directors surrendered the ability to use their best judgment in the future on action to be taken in the name of the corporation. That was the flaw that made their actions unlawful as I read those cases." (109)

A board may not take it upon itself to abdicate or delegate its fiduciary responsibility to manage the corporation absent a provision to the contrary in the certificate of incorporation. That is the situation dealt with in Quickturn. There, the problem was not that the shareholders infringed on any supposed managerial authority of the board of directors, but that the board of directors unlawful1y restricted the actions of future members of the board by preventing them from voting to redeem the rights plan they created. That is a far cry from concluding that shareholders - the corporate owners may not restrict the bounds within which their board representatives may exercise their authority.(110) In other words, the situation where a director improperly abandons his or her duties to the shareholders and the corporation is fundamentally different from the situation where the shareholders, through their majority action, tell the director what he or she can or cannot do.(111)

E. Even If Quickturn Does Apply, What Are Its Limits?

As noted, Section 141(a) has been interpreted broadly,(112) but its reach is not unlimited.(113) Another plausible interpretation of Quickturn stands for the proposition that directorial authority over the day-to-day affairs of the company may be restricted only in the certificate while limitations on extraordinary matters may be appropriately addressed by mandatory shareholder bylaws. This is similar to the distinction used by the SEC in applying the "ordinary business" exclusion of Rule" 14a-8(i)(7).(114) This, of course, has led to litigation over what events are sufficiently mundane as to qualify as "ordinary business" under subsection (i)(7).(115) Nevertheless, if the ordinary-extraordinary distinction were applied, shareholder-sponsored bylaws that directed board action on a host of subjects would be permissible, including poison pills.(116)

CONCLUSION

The widely-held belief that mandatory bylaws are somehow precluded under Delaware law appears to be greatly overstated. A close examination of the relevant provisions of the Delaware General Corporation Law reveals that mandatory bylaws are permissible and appropriate, and there is no prohibition against shareholders adopting such bylaws for the corporations that they own. Shareholder activists, therefore, should be encouraged to exercise their rights to directly affect the governance and management of their companies, and should not be swayed by nay-sayers who opine that the shareholders' role should be passive and limited to making mere suggestions to management. Because the DGCL specifically gives the shareholders the power to adopt bylaws that directly affect the management of the corporation, shareholders who desire to effect governance changes, to protect and enhance the value of their investment, should not hesitate to exercise that power.(117)

Note: To read footnotes, please access complete document in pdf at www.votepal.com/.

NO. 2--REDEEM OR VOTE POISON PILL

Further note: We believe that the shareholders of this company have the right to change its bylaws at any lawful time and manner. We believe Delaware law, the Company-AAG's Restated Certification of Incorporation and Bylaws empowers the board of directors to complete its solemn duty: 1) To comply with the general desires of the shareholders as expressed by their lawful vote, and; 2) To implement the will of the shareholders expressed through a majority vote to change the bylaws in the manner specified in the following properly presented proposals (see WhoOwns).

RESOLVED: Shareholders offer the following amendment to the AAG, Inc. bylaws to require that any future poison pill be redeemed or put to a shareholder vote within four (4) months after it is adopted by our Board. This bylaw shall be consistent with the governing documents of our company.

This addition of this amendment to our company's bylaws to redeem a poison pill by shareholders may be amended, repealed or replaced only by a majority vote of the shareholders.

John Furqueron, retired Horizon Air Captain, makes this proposal. Contact him via the web at www.votepal.com and by phone toll free at 1-866-286-8387 (1866-2voteus).

I believe that there is a material difference between a shareholder vote within four months of adoption in contrast to any greater delay in a shareholder vote. For instance a five to twelve month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock--or an exchange for shares in a more valuable company.

I believe that even if a special election would be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs." "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

The potential of a tender offer can motivate our directors. Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management--Wall Street Journal, Feb. 24, 2003

Stock Value: If a poison pill makes our company difficult to sell, the value of our stock can suffer.

REDEEM OR VOTE POISON PILL--YES ON 2

No. 3--CONFIDENTIAL SHAREHOLDER VOTING

Further note: We believe that the shareholders of this company have the right to change its bylaws at any lawful time and manner. We believe Delaware law, the Company-AAG's Restated Certification of Incorporation and Bylaws empowers the board of directors to complete its solemn duty: 1) To comply with the general desires of the shareholders as expressed by their lawful vote, and; 2) To implement the will of the shareholders expressed through a majority vote to change the bylaws in the manner specified in the following properly presented proposals (see WhoOwns).

RESOLVED: Shareholders offer the following amendment to the AAG, Inc. Bylaws, Article II MEETING OF STOCKHOLDERS Section 7. to include a second paragraph with the following wordage: "All voting requires confidentiality during all corporate elections for all proxies, ballots and voting tabulations that identify how shareholders vote, and that the inspectors of election be independent and not employees of the company. This would not apply in the event of a proxy contest, if the other party does not agree to comply with the Confidential Voting Policy."

This addition of Confidential Shareholding Voting governing our company may be amended, repealed or replaced only by a majority vote of the shareholders.

Horizon Flight Attendant Pat Brady submits this proposal. Contact her via the web at www.votepal.com and by phone toll free at 1-866-286-8387 (1866-2voteus).

The confidential ballot is fundamental to the American democratic system. This protection ensures that shareholders are not subjected to actual, perceived or potential coercive pressure. Proxy solicitors often have elaborate databases to match street-name shareholder account numbers with the actual identity of many shareholders.

LIMIT MANAGEMENT INFLUENCE

The need for this reform is demonstrated by the management position statement of Lucent Technologies. It said that by using non-confidential voting, Lucent wanted "the ability to determine how an institution voted and engage in a dialogue with that institution regarding its concerns."(1) I believe Lucent management could thus disproportionately influence the ballot by identifying large shareholders not voting with management, and lobby those shareholders to change their vote.

The Investor Responsibility Research Center ("IRRC") reported that Confidential Voting proposals won an approval rate average of 52% in 2000 based on yes and no votes cast.(2)

To improve management accountability--

CONFIDENTIAL SHAREHOLDER VOTING--YES ON 3

1. Lucent 2000 Proxy Statement http://www.lucent.com/investor/proxy/00/prop2.html

2.                 IRRC Corporate Governance Bulletin, Nov. 2000--Jan. 2001

No. 4 -- CUMULATIVE VOTING

Further note: We believe that the shareholders of this company have the right to change its bylaws at any lawful time and manner. We believe Delaware law, the Company-AAG's Restated Certification of Incorporation and Bylaws empowers the board of directors to complete its solemn duty: 1) To comply with the general desires of the shareholders as expressed by their lawful vote, and; 2) To implement the will of the shareholders expressed through a majority vote to change the bylaws in the manner specified in the following properly presented proposals (see WhoOwns).

Resolved: Shareholders offer the following amendment to the AAG, Inc. Bylaws, to include an Article containing the following wordage: "At all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes, which such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as such holder may see fit."

This addition of a Cumulative Voting Bylaw governing our company may be amended, repealed or replaced only by a majority vote of the shareholders.

Horizon Air Captain Donald Flinn submits this proposal. Contact him via the web at www.votepal.com and by phone toll free at 1-866-286-8387 (1866-2voteus).

Cumulative voting means that each shareholder may cast as many votes as equal the number of shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such cumulated votes for a single candidate or split votes between one or more candidates, as each shareholder sees fit.

Cumulative voting increases the possibility of electing at least one director with an independent viewpoint. Cumulative voting is more likely to broaden the perspective of our board, particularly in encouraging directors independent of management. This will help achieve the objective of the board representing all shareholders.

Cumulative voting provides a voice for minority holdings, while not interfering with corporate governance by the voting majority of the board. Only cumulative voting gives proportionate weight to votes by such stockholders whose holdings are sufficiently significant to elect at least one but not all the directors.

Cumulative voting allows a significant group of shareholders--like employee stockholders--to elect at least one director bringing an independent perspective to Board decisions, in my opinion.

As an employee shareholder involved with other employees creating wealth for the stakeholders, I believe it's only right that we are empowered with a tool which would enable us to actively protect our investment in our company.

Vote yes for cumulative voting and the opportunity for a more independent perspective to enhance our Board.

CUMULATIVE VOTING -- YES ON No. 4

NO. 5--ELECT EACH DIRECTOR ANNUALLY

Further note: We believe that the shareholders of this company have the right to change its bylaws at any lawful time and manner. We believe Delaware law, the Company-AAG's Restated Certification of Incorporation and Bylaws empowers the board of directors to complete its solemn duty: 1) To comply with the general desires of the shareholders as expressed by their lawful vote, and; 2) To implement the will of the shareholders expressed through a majority vote to change the bylaws in the manner specified in the following properly presented proposals (see WhoOwns).

RESOLVED: Shareholders amend Article III BOARD OF DIRECTORS Section 1. "Number, Qualification and Term of Office" to delete the phrase "and term of office" in the last sentence, and add the following additional sentence: "Each Director shall be elected annually."

This proposal does not affect the unexpired terms of directors.

This Bylaw amendment to elect each director annually at our company may be amended, repealed or replaced only by a majority vote of the shareholders.

Horizon Air Captain James E. Roberts makes this proposal. Contact him via the web at www.votepal.com and by phone toll free at 1-866-286-8387 (1866-2voteus).

Rate of Support in 2003 was 70%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive than the raw percentage because this support followed our Directors' objections. The 30% management vote represent only 20% of our shares outstanding.

Our Directors did not provide any management position evidence that they consulted with a corporate governance authority who supported this proposal topic. I believe our directors have a fiduciary duty to give equal consideration to both sides of this key issue.

I can only question how our Directors analyzed this proposal topic. I believe our directors have done a disservice to shareholders, employees and customers by committing themselves to the status quo in corporate governance on this key issue.

How can our directors reasonably claim that three-year Director terms are as good as one-year terms? Would this type of thinking lead to a policy of employee reviews once every three years?

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director, shareholders have far less control over who represents them. (Source: "Take on the Street" by Arthur Levitt)

I believe our Directors' opinion is unfounded that the annual election of each director could leave our company without experienced Directors. In the unlikely event that shareholders vote to replace all Directors, such a decision would express overwhelming dissatisfaction with the incumbent Directors and would reflect the need for change.

I believe that it is particularly important to take this one step to improve our shareholder rights. I believe that management of our company had many 2003 practices which prove they are not the shareholders' friends. Besides a majority vote on this proposal, our Directors ignored three other majority shareholder votes in 2003--(1) To reinstate simple majority voting; (2) to expense stock options; (3) to ensure a Poison Pill is approved by shareholders.

Council of Institutional Investors Recommendation

The Council of Institutional Investors at <www.cii.org>, whose members have $2 trillion invested, called for annual election of each Director.

ELECT EACH DIRECTOR ANNUALLY YES ON 5

NO. 6--ADOPT SIMPLE MAJORITY VOTE WHEN AMENDING BYLAWS

Further note: We believe that the shareholders of this company have the right to change its bylaws at any lawful time and manner. We believe Delaware law, the Company-AAG's Restated Certification of Incorporation and Bylaws empowers the board of directors to complete its solemn duty: 1) To comply with the general desires of the shareholders as expressed by their lawful vote, and; 2) To implement the will of the shareholders expressed through a majority vote to change the bylaws in the manner specified in the following properly presented proposals (see WhoOwns).

RESOLVED: Shareholders amend Article X of the AAG Bylaws to delete the following phrase from paragraph one: "...and the holders of three-fourths of the stock present in person or represented by proxy at the meeting,..." This would establish a simple majority vote by shareholders who own the outstanding stock to "amend or repeal Bylaws made or amended by the Board of Directors or to adopt new Bylaws," as Article X reads earlier in paragraph one.

This Bylaw amendment to require simple majority voting at our company may be amended, repealed or replaced only by a majority vote of the shareholders.

Horizon Air Captain Mark Woods makes this proposal. Contact him via the web at www.votepal.com and by phone toll free at 1-866-286-8387 (1866-2voteus).

Supporting Statement

The right of our stockholders to amend bylaws by a simple majority is time-honored in our company's Restated Certificate of Incorporation, Article 8.

The right of shareholders to amend bylaws by a simple majority vote is well established in numerous parts of the Delaware law where our company is incorporated (for example, 212. Voting rights of stockholders; proxies; limitations).

In order to obtain the required 75% vote of the shares present at the meeting and a majority of all outstanding shares in order for shareholders to amend Article X, shareholders instruct the Board to use all means in its power to:

o     educate worker stockholders of the importance of this change to our company's governance

o      corresponding special company solicitations

o      one-on-one management contacts with major shareholders

COMMITMENT TO ADOPT SIMPLE MAJORITY VOTING--VOTE YES ON 6

No. 7 SIMPLE MAJORITY VOTE

Further note: We believe that the shareholders of this company have the right to change its bylaws at any lawful time and manner. We believe Delaware law, the Company-AAG's Restated Certification of Incorporation and Bylaws empowers the board of directors to complete its solemn duty: 1) To comply with the general desires of the shareholders as expressed by their lawful vote, and; 2) To implement the will of the shareholders expressed through a majority vote to change the bylaws in the manner specified in the following properly presented proposals (see WhoOwns).

RESOLVED: Comprehensive Commitment to Adopt Simple Majority Vote. Recommend that our Board take each step necessary for adoption of a simple majority vote to apply to the greatest extent possible. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the high super majority vote required for formal adoption of this proposal topic.

Mr. John Chevedden submits this proposal. Contact him via the web at www.votepal.com and by phone toll free at 1-866-286-8387 (1866-2voteus).

Included are our current supermajority provisions which were reported by The Corporate Library, an independent investment research firm in Portland, Maine:

-->Approval of 80% of shares is required to amend a merger (if there is a controlling shareholder).

-->Approval of 80% of shares is required to amend Article 10 of the charter (if there is a controlling shareholder).

75% Yes-Vote--

This topic won a 75% yes-vote average at seven major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate Potential Frustration of the Shareholder Majority-- Our current rule allows a small minority to frustrate the will of the shareholder majority. For example, in requiring an 80% vote, if 79% vote yes and only 1% vote no--only 1% of shares can force their will on the overwhelming 79% majority.

Our 96% Yes-Vote--

Our 96% yes-vote was a resounding response to our Director-sponsored 2001 proposal on this core topic. Our 96%-vote echoing our Directors' recommendation was based on yes and no votes cast. However this proposal topic is being resubmitted as a shareholder proposal because under our corporate governance the 96%-vote did not equal the required 80% of all shares in existence and entitled to vote. This proposal includes provisions to increase the likelihood that our Directors will take all the steps for successful adoption of their recommendation.

Our key issue now is to reach the shares that did not vote. In 2001 our board did not do what it could to reach the shares that did not vote. Our directors have special expertise to reach shares that do not vote. This proposal simply encourages our Directors to take the reasonable steps to adopt what our Directors already recommended.

Take the Reasonable Steps for Adoption--

Although our Directors reversed themselves and opposed this topic in 2004, shareholders voted a resounding 70% in favor (based on yes and no votes). Shareholders thus gave additional support for our Directors taking the extra steps needed to adopt simple majority vote. We as shareholders in effect told our Board that it is not enough to support a topic in theory as they apparently did in 2001 unless they go beyond theory and take the reasonable steps for adoption.

It does not seem to be a sign of progress that our Directors supported good governance in 2001 but not in 2004. The increased refinements in corporate governance ratings and the increased use of the internet make our arguably antiquated governance all more embarrassing and difficult to hide.

SIMPLE MAJORITY VOTE--YES ON 7

PROPOSAL NO. 8--BALLOT ACCESS FOR DIRECTORS NOMINATED BY SHAREHOLDERS

Note: We believe that the shareholders of this company have the right to change its bylaws at any lawful time and manner. We believe Delaware law, the Company-AAG's Restated Certification of Incorporation and Bylaws empowers the board of directors to complete its solemn duty: 1) To comply with the general desires of the shareholders as expressed by their lawful vote, and; 2) To implement the will of the shareholders expressed through a majority vote to change the bylaws in the manner specified in the following properly presented proposals (see WhoOwns).

Resolved: To insure the shareholder right of access to the company proxy statement afforded in the SEC's proposed Rule 14a-11, shareholders offer the following binding amendment to the AAG, Inc. Bylaws, Article II MEETING OF STOCKHOLDERS Section 8. "Notification of Nominations":

Inclusion of a second paragraph with the following wordage: "1) Any shareholder or group--which includes employee shareholders owning stock through 401(k) plans, worker stock buying plans and ESOPS collectively--that has held over 5% of our outstanding common shares for over two years, may nominate up to a specified number of candidates (nominees) who are independent from both the nominating shareholder and our company for election to our board of directors, and;

2) Require our company to allow shareholders to vote for such nominees on our company proxy card and to make certain qualification disclosures regarding nominees in our company's proxy statement.

This addition of this amendment for ballot access by directors nominated by shareholders may be amended, repealed or replaced only by a majority vote of the shareholders."

Bill Davidge, Horizon Air aircraft mechanic, makes this proposal. Contact him via the web at <http://www.votepal.com> and by phone toll free at 1-866-286-8387 (1866-2voteus).

Currently, the process for nominating and electing directors is a closed system, with incumbent boards determining whom to nominate and shareholder ratifying those choices through their proxy ballots. Although shareholders may use their own proxy material to advance director candidacies, the expense and difficulty of doing so means that such challenges are rare outside the hostile takeover context.

The SEC has studied the general issues in this proposal concerning shareholder access and inclusion of their nominees in a company's proxy statement and proxy voting card. However, currently the SEC has no such rule in effect. But it had earlier proposed to provide shareholders with the opportunity to nominate director candidates to appear in the company proxy statement under certain circumstances. One circumstance is when holders of a majority of shares voting approve a shareholder proposal asking that the company provide such shareholder access. The proponent of this proposal owns less than 1% of our company's stock. Thus, adoption of this proposal would not automatically lead to the inclusion of candidates nominated by 5% of our company's shareholders.

I believe our company's corporate governance will benefit if shareholders are empowered to nominate director candidates, and that now is an appropriate time to move in the direction of greater accountability to shareholders.

Giving shareholders the ability to nominate director candidates on our company's proxy statement will make our board more responsive to shareholder interests. Such responsiveness is especially important now. Allowing shareholder access to our company proxy materials may strengthen our board's monitoring ability.

OPEN BALLOT ACCESS FOR DIRECTOR NOMINEES BY SHAREHOLDERS--VOTE YES ON NO. 8

PROPOSAL NO. 9--ESOP TO MAKE OUR COMPANY WORK BETTER

Further note: We believe that the shareholders of this company have the right to change its bylaws at any lawful time and manner. We believe Delaware law, the Company-AAG's Restated Certification of Incorporation and Bylaws empowers the board of directors to complete its solemn duty: 1) To comply with the general desires of the shareholders as expressed by their lawful vote, and; 2) To implement the will of the shareholders expressed through a majority vote to change the bylaws in the manner specified in the following properly presented proposals (see WhoOwns).

Amend the bylaws and other necessary governance documents to establish an Employee Stock Ownership Plan ("ESOP" or "Plan") which by the year 2026 will have acquired fifty-one percent (51%) ownership of the company. This ESOP will comply with all laws and regulations pertaining to such plans.

The following general themes are to be considered in its design and operation, with an eye always trained on equality and increasing participation:

(1)    All rights normally reserved for "Registered Shareholders" (defined as shareholders known to the company and whose share certificate(s) are usually kept in their private possession) shall be provided whenever possible to the worker shareholder participants in this Plan.  Further, under no circumstances shall any of the "rights of ownership" not be passed through in full to the worker shareholder plan participants as delineated in the following section, or as mandated by law.

(2)    Whenever a Plan participant leaves the company due to circumstances such as ceasing employment, retirement or death, their shares shall be repurchased by the Plan so as to assure the percentage of ownership attained by the Plan will never be reduced.

(3)    As much as law and regulation will allow, the Plan will treat each participant as an equal. Any lawful procedure to secure equality amongst the participants should be implemented whenever practical or possible.  This could include lawful methods to recognize appropriate factors such as differences in pay scales, but the principle of equality should be a constant in the design and operation of the Plan.

(4)    This ESOP should replace and end all other performance-based pay, benefits, rewards, grants or gifts.

(5)    Each year, beginning in January 2006, the ESOP should acquire no less than 1/20th of the ownership of the company until such time as it reaches 51%, which once attained shall never be reduced to less than 51%.

(6)    Distribution of shares to workers can only be granted based on actual service time to this company.

(7)    The ESOP's percentage of ownership of outstanding shares may never be reduced under any future ownership structure(s).

(8)    A new worker director will be added to the Board by a worker nomination and election procedure within 90 days of passage of this proposal. Said director may not be a member of management or an employee of any union. A worker-elected director will be added at each subsequent thirty-three percent (33%) stage of shares added to the ESOP. By the time the ESOP attains the 51% ownership, the board will have no less than four ESOP worker directors, the number of which shall never be reduced on the board.

Supporting Statement

We believe that this proposed ESOP bylaw fundamentally changes our company and should not be considered a matter of ordinary business or ordinary compensation.  We think that this proposed ESOP bylaw can establish a solid foundation on which our company can build for a more positive future for all shareholders and strategic stakeholders.  We view this ESOP proposal to be uniquely qualified as an issue upon that shareholders of the company deserve to decide by a to vote.

We see this ESOP as establishing a type of "price stairway" with a potential to grow value for shares remaining in the open market. We think another way of understanding this ESOP proposal would be to compare it to a corporate strategy of buying back shares from the general market.

We believe that tying workers to a growing, long-term stake in common stock, which serves as the vehicle of ownership of a public company by workers, will increase equity.

We believe that this ESOP proposal where the power of the vote passes directly through to the individual worker shareholders and not to some intermediary or trustee appointed by a third party or person, may serve as a engine that would mutually benefit all shareholders.

Horizon Air Captain Steve Nieman makes this proposal. Contact him at <http://www.votepal.com> or phone toll free at 1-866-286-8387 (1866-2voteus).

AN ESOP FOR A BETTER COMPANY AND A BETTER INVESTMENT--Vote Yes on No. 9

No. 10 TRUTH OR CONSEQUENCES WHEN BOARD IGNORES MAJORITY VOTES

Further note: We believe that the shareholders of this company have the right to change its bylaws at any lawful time and manner. We believe Delaware law, the Company-AAG's Restated Certification of Incorporation and Bylaws empowers the board of directors to complete its solemn duty: 1) To comply with the general desires of the shareholders as expressed by their lawful vote, and; 2) To implement the will of the shareholders expressed through a majority vote to change the bylaws in the manner specified in the following properly presented proposals (see WhoOwns).

Resolved: Shareholders propose the Board of Directors amend the Bylaws and implement policy to communicate to shareholders regarding winning shareholder proposals, as well as disclose which directors oppose the wishes of the majority. To hold directors accountable who oppose majority votes, shareholders suggest implementing a new policy generally embodied in the following suggestions:

If the board has failed to positively and credibly act on majority votes within three (3) months of the Shareholders Meeting, the Lead Independent Director would write a letter to all shareholders disclosing why the board failed to act, including information on all director voting regarding the fulfillment of the majority wishes of the stockholders.

Additionally, within six (6) months of the Shareholders Meeting, the number of seats on the board would increase by the total number of shareholder proposals that pass by a majority of shareholder votes and not acted upon by the board. Proponent(s) of those winning majority votes, or their designee(s), would then be appointed to the board. This could temporarily increase the number of directors.

At the next regularly scheduled meeting of the shareholders, the newly-appointed director(s) would appear in the Proxy Statement, on ballot cards and in all Company proxy materials as a candidate(s) for permanent election to the board.

Following the confirmation, the board would vote to remove an equal number of directors, none of which may be a newly- confirmed director(s).

Horizon Air Spokane, WA Communications Agent Terry K. Dayton submits this proposal. He can be contacted toll free at 1-866-286-8387 (1866-2voteus). More background information on this proposal may be found at www.votepal.com.

Supporting Statement

Shareholders should have the right to know, which allows them to attempt to replace, directors who are not receptive to majority votes. Currently, our Company has no procedure to disclose lack of action regarding majority votes. These procedures could ensure that there is a consequence for the management of the Company failing to clearly, and in a timely manner, communicate with the shareholders about the results of the voting, especially majority votes, and how the desires of the shareholders expressed in such votes may be acted upon in a constructive manner.

Over the last five years, the management of our Company has opposed all shareholder proposals, thirteen of which have won majority votes.

In our opinion, good communication and a willingness to work with various corporate stakeholders has a positive impact on shareholder investment, market value of the stock price and overall Company harmony. Continued resolve to ignore majority votes promotes volatility, depresses stock price and invites corporate raiders to commence destructive takeovers merely to pick up assets at a discount of the true value of a Company.

Corporate boards have fiduciary duties to stockholders. Yet, without reasonable enforcement mechanisms as suggested in this proposal, the Company's Bylaws and Restated Certificate of Incorporation won't reflect these responsibilities.

We believe we cannot afford to wait any longer for time-consuming deliberations by the SEC to reform proxy rules. We have the right to act in our own best interests now!

WHEN MAJORITY VOTES ARE IGNORED: PAY THE CONSEQUENCES--VOTE YES ON NO. 10

NO. 11 DISCLOSE POLITICAL CONTRIBUTIONS (INCLUDING THOSE CONTRIBUTED TO PRESIDENT BUSH'S PLAN TO CHANGE SOCIAL SECURITY)

Further note: We believe that the shareholders of this company have the right to change its bylaws at any lawful time and manner. We believe Delaware law, the Company-AAG's Restated Certification of Incorporation and Bylaws empowers the board of directors to complete its solemn duty: 1) To comply with the general desires of the shareholders as expressed by their lawful vote, and; 2) To implement the will of the shareholders expressed through a majority vote to change the bylaws in the manner specified in the following properly presented proposals (see WhoOwns).

Resolved, that the shareholders request that the Company provide a report updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:

a. An accounting of the Company's funds contributed to any of the persons described above;

b. The business rationale for each of the Company's political contributions, and;

c. Identification of the person or persons in the Company who participated in making the decisions to contribute.

This report shall be posted on the company's website to reduce costs to shareholders.

Statement of Support: As long-term shareholders we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

There are various disclosure requirements for political contributions, but they are difficult for shareholders to access and are not complete. Although the Bi-Partisan Campaign Reform Act enacted in 2002 prohibits corporate contributions to political parties at the federal level, corporate soft money state-level contributions are legal in 49 states and disclosure standards vary widely.

Corporations can also make unlimited contributions to "Section 527" organizations, political committees formed for the purpose of influencing elections but not supporting or opposing specific candidates. These do not have to be reported.

Company executives exercise wide discretion over the use of corporate resources for political purposes. They make decisions without a stated business rationale for such donations.

Relying only on the limited data available from Federal Election Commission and the Internal Revenue Service, the Center for Responsive Politics, a leading campaign finance watchdog organization, provides an incomplete picture of the Company's political donations.

Proponents believe our company should be using its resources to win in the marketplace through superior products and services to its customers, not because it has superior access to political leaders. Political power can change, leaving companies relying on this strategy vulnerable.

Finally, the requested report represents a minimal cost to the company, as presumably management already monitors corporate resources used for such purposes. There is currently no single source of information that provides the information sought by this resolution.

That is why we urge your support for this critical governance reform.

DISCLOSE POLITICAL CONTRIBUTIONS--VOTE YES ON NO. 11

THE FULL DETAILS OF THE COMPANY-AAG SHAREHOLDER PROPOSAL(S) CAN BE FOUND IN THE APRIL 19, 2005 PRELIMINARY PROXY STATEMENT ON PAGES 39-50.

XII. CONCLUDING REMARKS OF THE CHALLENGERS

All the Company-AAG Shareholders--You want to know our opinion of the real story behind the management team running Alaska Airlines and Horizon Air? We urge and encourage you all to closely examine the full record.

Wise men say a picture is worth a thousand words. We can't post artwork via the SEC's EDGAR electronic filing system, but we can let the words paint a picture of the actions of this board and management team, in our opinion, to exclude and disregard input by shareowners, most disheartening, its employee shareowners.

To properly protect and grow your investment in the Company-AAG, we believe you should take the time to research the record we have compiled in the materials published at www.votepal.com, and also available at numerous other publicly-accessible websites such as www.sec.gov, www.sec.gov/edgar and www.secinfo.com.

In our opinion, shareowners should enjoy an expectation that the board will implement their wishes as they express democratically in majority votes according to the Company-AAG's bylaws. The writing is on the wall for all AAG stockowners to behold. In our opinion, we cannot believe rational investors in the Company-AAG will endorse the form of business philosophy that the board and management of the Company-AAG has demonstrated in the recent past.

WE URGE YOU TO REVIEW THE ENTIRE RECORD. WE BELIEVE THAT YOU HAVE THE UNDENIABLE RIGHT TO AN OPPOSING VIEWPOINT. This full record rings the bell, and no matter how hard some might wish to unring it, we have captured the vibrations in public records, so that all might investigate and become more enlightened before voting to determine who sits on this board.

XIII. PROXY CARD AND VOTING INSTRUCTION FORM

(Note: This is a Preliminary Copy)

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE PARTICIPANTS AND NOT ON BEHALF OF THE-COMPANY AAG'S BOARD OF DIRECTORS.

The filling out with the required and necessary personal information and submission of this Proxy Card is voluntary.

Voter Control Number _______________________________________

The undersigned hereby appoints Steve Nieman and Richard Foley proxy, with full power of substitution, to vote with the same force and effect as the undersigned at the Annual Meeting of the Stockholders of the Alaska Air Group, Inc. scheduled to be held at the William M. Allen Theatre at the Museum of Flight in Seattle, WA on Tuesday, May 17, 2005 at 2 p.m. and any adjournment or postponement thereof, upon the matters set forth herein and upon such other matters as may properly come before the meeting, all in accordance with the notice and accompanying proxy statement for said meeting, receipt of which is acknowledged.

To abstain from voting, do not fill out this card.

(THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.) This proxy, when properly executed, will be voted in the manner directed herein. Please date, sign and send your proxy card back today.

When completed and signed, this proxy/voting instruction form will be voted as you have directed. If no direction is given, it will be voted FOR ALL OF THE CHALLENGER NOMINEES IN THE ORDER PRESENTED ON THE PROXY CARD OR VOTING INSTRUCTION FORM (nominee numbers (01)/(02)/(03)/(04)/(05)/(06) in Proposal 1.

You may vote FOR or you may WITHHOLD authority to vote for each nominee for director. Below write the names of the director nominees in the space marked "FOR" if you wish to vote for them. To withhold a vote for a nominee, write the name of the nominee in the space marked "WITHHOLD".

Proposal No. 1: Election of Directors--Nominees:

(01) Richard D. Foley (02) Stephen Nieman (03) Robert C. Osborne, MD (04) Terry K. Dayton (05) John Chevedden (06) Carl Olson

FOR ________________________________________________________

WITHHOLD ____________________________________________________________

ADDITIONAL DETAILS OF THE 2005 SHAREHOLDER PROPOSALS CAN BE FOUND IN THE COMPANY-AAG'S APRIL 19, 2005 PRELIMINARY PROXY STATEMENT on pages 39-50.

You may vote FOR or AGAINST or ABSTAIN on the shareholder proposals. If you ABSTAIN from voting on any proposal, the abstention has the same effect as a vote against such proposal.

FOR / AGAINST / ABSTAIN /No. 2 REDEEM OR VOTE POISON PILL / / / / / / Recommend vote FOR Proposal 2. If no direction is given, the proxy will be voted FOR Proposal ..

FOR / AGAINST / ABSTAIN /No. 3 CONFIDENTIAL SHAREHOLDER VOTING / / / / / / Recommend vote FOR Proposal 3. If no direction is given, the proxy will be voted FOR Proposal 3.

FOR / AGAINST / ABSTAIN /No. 4 CUMULATIVE VOTING / / / / / / Recommend vote FOR Proposal 4. If no direction is given, the proxy will be voted FOR Proposal 4.

FOR / AGAINST / ABSTAIN /Proposal No. 5 ELECT EACH DIRECTOR ANNUALLY / / / / / / Recommend vote FOR Proposal 5. If no direction is given, the proxy will be voted FOR Proposal 5.

FOR / AGAINST / ABSTAIN /Proposal No. 6 ADOPT SIMPLE MAJORITY VOTE WHEN AMENDING BYLAWS / / / / / / Recommend vote FOR Proposal 6. If no direction is given, the proxy will be voted FOR Proposal 6.

FOR / AGAINST / ABSTAIN /Proposal No. 7 SIMPLE MAJORITY VOTE / / / / / / Recommend vote FOR Proposal 7. If no direction is given, the proxy will be voted FOR Proposal No. 7.

FOR / AGAINST / ABSTAIN /No. 8 BALLOT ACCESS FOR DIRECTORS NOMINATED BY SHAREHOLDERS / / / / / / Recommend vote FOR Proposal 8. If no direction is given, the proxy will be voted FOR Proposal 8.

FOR / AGAINST / ABSTAIN /No. 9 ESOP TO MAKE OUR COMPANY WORK BETTER / / / / / / Recommend vote FOR Proposal 9. If no direction is given, the proxy will be voted FOR Proposal 9.

FOR / AGAINST / ABSTAIN /No. 10 TRUTH OR CONSEQUENCES WHEN BOARD IGNORES MAJORITY VOTES / / / / / / Recommend vote FOR Proposal 10. If no direction is given, the proxy will be voted FOR Proposal 10.

FOR / AGAINST / ABSTAIN / No. 11 DISCLOSE POLITICAL CONTRIBUTIONS / / / / / / Recommend vote FOR Proposal 11. If no direction is given, the proxy will be voted FOR Proposal 11.

*Note* In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or at any adjournments or postponements thereof.

PLEASE SIGN, DATE AND RETURN TODAY.

DATE _______________, 2005

Signature ____________________________________________________

Signature ____________________________________________________

Title(s) ___________________________

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.